SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
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NEW YORK, NY 10019
(212) 839 5300
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(212) 839-5859
yshimada@sidley.com

(212) 839-7304
rnoda@sidley.com

October 8, 2008

VIA HAND DELIVERY

Mr. Michael Coco
Office of International Corporation Finance
Stop 3-2
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Nippon Commercial Investment Corporation
(File No. 82-35064)

Dear Mr. Coco:

In connection with the exemption of Nippon Commercial Investment Corporation (the "Issuer") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission (the "SEC") with the materials listed in Annex A attached hereto on behalf of the Issuer.

In addition, we hereby refer to the following material listed in Annex A ("Annex A") attached to the letter dated August 8, 2008 that we furnished to the SEC on behalf of the Issuer:

> Asset Management Report: Third Fiscal Period (from March 1, 2007 to August 31, 2007), including the accompanying semiannual financial report (Exhibit III.1) (English translation attached)

The above-referenced material was made public by the Issuer in November 2007 and was therefore listed in Annex A erroneously as a document that the Issuer made public, filed or distributed through October 2007. The above-referenced material should have been listed in Annex A as a document that the Issuer made public, filed or distributed in November 2007.

Should you have any questions regarding the above, please do not hesitate to contact us.

Dlw 10/9

Kindly acknowledge receipt of this letter and the enclosed materials by stamping and returning the enclosed copy of this letter.

Sincerely,

Yoshiki Shimada/Reiko Noda

Enclosures

cc: Mr. Tetsuya Saito, Mr. Tomoyuki Iwama, Ms. Hina Inoue
Pacific Commercial Corporation (w/o attachments)

LIST OF INFORMATION OR DOCUMENTS* THAT THE ISSUER HAS MADE PUBLIC, FILED OR DISTRIBUTED FROM NOVEMBER 2007 THROUGH MARCH 4, 2008

I. REQUIREMENTS UNDER JAPANESE LAW

1. Periodic Securities Report (*Yukashoken Houkokusho*) dated November 21, 2007 (in Japanese – no English translation); see below for brief description.

   Periodic Securities Report (*Yukashoken Houkokusho*), submitted to the Kanto Local Finance Bureau in relation to the third fiscal period of the Issuer. This report contains an outline of the Issuer, its investment policy, risk factors, fees and taxes, management conditions, summary of its administrative affairs, summary of the unitholders' rights, summary of the related parties, financial statements, summary of its then current portfolio and other matters.

II. REQUIREMENTS OF THE TSE

1. Notice of Change in Key Employees at Asset Manager, dated November 13, 2007 (Exhibit II.1) (English translation attached).
2. Notice of Filing for Deemed Registration by Asset Manager, dated November 22, 2007 (Exhibit II.2) (English translation attached).
3. Notice of Sale of Assets, dated November 26, 2007 (Exhibit II.3) (English translation attached).
4. Notice of Borrowing (Determination of Interest Rate), dated November 26, 2007 (Exhibit II.4) (English translation attached).
5. Notice of Borrowings, dated November 26, 2007 (Exhibit II.5) (English translation attached).
6. Notice of Acquisition of Assets, dated November 26, 2007 (Exhibit II.6) (English translation attached).
7. Notice of Borrowing (Purchase of Interest Rate Cap), dated November 26, 2007 (Exhibit II.7) (English translation attached).

---

* Except as otherwise noted in this list, the information and documents listed were originally prepared in the Japanese language. English translations, versions or summaries of some of the information and documents listed above have been prepared by the Issuer and are enclosed herewith. For any information or documents that the Issuer has not prepared English translations, versions or summaries, a brief description of each such information or document has been included in this list.

8. Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period), dated November 26, 2007 (Exhibit II.8) (English translation attached).

9. Notice of Borrowings (Determination of Interest Rates), dated November 27, 2007 (Exhibit II.9) (English translation attached).

10. Notice of Acquisition of Asset, dated November 28, 2007 (Exhibit II.10) (English translation attached).

11. Notice of Filing of Shelf Registration Statement for Investment Corporation Bonds, dated November 28, 2007 (Exhibit II.11) (English translation attached).

12. Notice of Borrowing (Determination of Interest Rate), dated November 28, 2007 (Exhibit II.12) (English translation attached).

13. Notice of Borrowing (Purchase of Interest Rate Cap), dated November 28, 2007 (Exhibit II.13) (English translation attached).

14. Notice of Borrowing (Status of Interest-Bearing Debt), dated November 28, 2007 (Exhibit II.14) (English translation attached).

15. (Amended) Notice of Acquisition of Asset, dated November 28, 2007 (Exhibit II.15) (English translation attached).

16. Notice of Borrowing (Partial Early Repayment), dated December 19, 2007 (Exhibit II.16) (English translation attached).

17. Notice of Acquisition of Asset, dated December 20, 2007 (Exhibit II.17) (English translation attached).

18. Notice of Borrowings (Determination of Interest Rates), dated December 25, 2007 (Exhibit II.18) (English translation attached).

19. Notice of Borrowings (Determination of Interest Rates), dated December 26, 2007 (Exhibit II.19) (English translation attached).

20. (Amended) Notice of Borrowings (Determination of Interest Rates), dated December 26, 2007 (Exhibit II.20) (English translation attached).

21. Notice of Borrowing (Status of Interest-Bearing Debt), dated December 27, 2007 (Exhibit II.21) (English translation attached).

22. (Follow-Up) Notice of Examination of Escalators, dated December 27, 2007 (Exhibit II.22) (English translation attached).

23. Notice of Personnel Change at Asset Manager, dated January 8, 2008 (Exhibit II.23) (English translation attached).

24. Notice of Organizational and Personnel Changes at Asset Manager, dated January 15, 2008 (Exhibit II.24) (English translation attached).

25. Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors, dated January 22, 2008 (Exhibit II.25) (English translation attached).

26. (Amended) Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors, dated January 23, 2008 (Exhibit II.26) (English translation attached).

27. Notice of Borrowing (Determination of Interest Rate), dated January 28, 2008 (Exhibit II.27) (English translation attached).

28. Notice of Borrowing (Status of Interest-Bearing Debt), dated January 29, 2008 (Exhibit II.28) (English translation attached).

29. (Amended) Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors, dated February 18, 2008 (Exhibit II.29) (English translation attached).

30. Notice of Matters Resolved at the General Meeting of Unitholders, dated February 21, 2008 (Exhibit II.30) (English translation attached).

31. Notice of Borrowing (Determination of Interest Rate), dated February 27, 2008 (Exhibit II.31) (English translation attached).

32. Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period), dated February 28, 2008 (Exhibit II.32) (English translation attached).

33. Notice of Borrowing, dated February 28, 2008 (Exhibit II.33) (English translation attached).

34. Notice of Change of Scheduled Acquisition Date of an Asset, dated February 28, 2008 (Exhibit II.34) (English translation attached).

35. Notice of Sale of Assets, dated February 28, 2008 (Exhibit II.35) (English translation attached).

36. Notice of Borrowing (Determination of Interest Rate), dated February 28, 2008 (Exhibit II.36) (English translation attached).

37. Notice of Examination of Elevators, dated February 29, 2008 (Exhibit II.37) (English translation attached).

38. (Amended) Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period), dated March 4, 2008 (Exhibit II.38) (English translation attached).

Exhibit II.1

Notice of Change in Key Employees at Asset Manager, dated November 13, 2007 (English Translation).

[ENGLISH TRANSLATION]

November 13, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Change in Key Employees at Asset Manager

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following decision on changes of key employees at Pacific Commercial Investment Corporation, the asset manager (the "Asset Manager") to which the Investment Corporation entrusts the management of its assets.

[Change of Key Employees]

The Asset Manager decided at a meeting of its board of directors held today to undertake the following key employee changes.

Effective as of November 15, 2007

General Manager of Investment Structuring Division
(New) Hideyasu Takano
(Former) Tomohiro Makino
(concurrently serving as Chief Executive Officer and President)

General Manager of Asset Management Division 2
(New) Fumihiko Shimodoumae
(concurrently serving as General Manager of Asset Management Division 1, and Director in charge of Asset Management Divisions 1 and 2)
(Former) Masahito Suzuki

These changes will be reported to the Director-General of the Kanto Local Finance Bureau in accordance with the provisions of the Financial Instruments and Exchange Law. In addition, pursuant to the provisions of the Building Lots and Buildings

[ENGLISH TRANSLATION]

Transaction Business Law, these changes will be reported to the Minister of Land, Infrastructure, Transport and Tourism.

[ENGLISH TRANSLATION]

<ATTACHMENT>

Profile of Newly Appointed Key Employee

Title	Name	Profile	
General Manager of Investment Structuring Division	Hideyasu Takano	April 1983	Joined Mitsui Fudosan Co., Ltd. Assigned to Office Building Development Department
		April 1987	Assigned to Nagoya Branch
		April 1991	Assigned to Urban Development Department
		April 2000	Assigned to Land Development Department of Kansai Head Office
		April 2004	Assigned to Yokohama Branch
		April 2005	Assigned to Private Consulting Department
		November 2007	Joined Pacific Management Corporation Seconded to Pacific Commercial Investment Corporation Appointed as General Manager of Investment Structuring Division (current position)

Exhibit II.2

Notice of Filing for Deemed Registration by Asset Manager, dated November 22, 2007 (English Translation).

[ENGLISH TRANSLATION]

November 22, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Filing for Deemed Registration by Asset Manager

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that Pacific Commercial Investment Corporation, the asset manager (the "Asset Manager") to which the Investment Corporation entrusts the management of its assets, has decided to make the following filings in accordance with the provisions of the Law for Amending the Securities and Exchange Law and Other Financial Laws.

1. Details of the Filings

Filing for deemed registration:

Investment management business (investment management business stipulated in Article 28 of the Financial Instruments and Exchange Law)

Changes in the statement of operational procedures:

In addition to making changes in accordance with the enactment of the Financial Instruments and Exchange Law, amendments are being made throughout the document to the wording and the numbering of articles, etc. The amended document will be submitted along with the filing for deemed registration.

2. Other

The changes in the statement of operational procedures will be reported to the Director-General of the Kanto Local Finance Bureau by November 30, 2007. In

addition, pursuant to the provisions of the Building Lots and Buildings Transaction Business Law, this matter will be reported to the Minister of Land, Infrastructure, Transport and Tourism.

3. Future Prospects

The Investment Corporation believes that the above filing for deemed registration and changes in the statement of operational procedures will not impact its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008), and therefore has not made any changes to its performance forecasts.

Exhibit II.3

Notice of Sale of Assets, dated November 26, 2007 (English Translation).

[ENGLISH TRANSLATION]

November 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Sale of Assets

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to sell the following properties as detailed below.

1. Reasons for the Sale

Pursuant to the objectives and policies regarding asset management that are stipulated in its Articles of Incorporation, the Investment Corporation decided to sell the assets in question taking into consideration a comprehensive list of factors, such as current and projected future earnings and projected increases/decreases in value of each property, as well as the asset composition, etc. of the entire portfolio.

The Investment Corporation decided to sell the three properties together at this time particularly after taking into consideration the office market condition where each property is located and the projected leasing opportunities therein, and determining that selling the properties at this time would be a reasonable decision after taking into consideration a comprehensive list of factors.

[ENGLISH TRANSLATION]

2. Overview of the Sale

Property 1: Pearl Iidabashi Building

(1) Type of Specified Asset to be Sold	Office A-17 Pearl Iidabashi Building
(2) Name of Asset to be Sold	Pearl Iidabashi Building
(3) Sale Price	2,560,000,000 yen
(4) Book Value	1,607,507,932 yen (as of September 30, 2007)
(5) Difference between Sale Price and Book Value	952,492,068 yen
(6) Date on which the Sales Agreement will be Entered into	November 27, 2007
(7) Scheduled Sale Date	November 27, 2007
(8) Purchaser	DSM Investments Omega Co.,Ltd
(9) Sales Method	Sale to the abovementioned purchaser of trust beneficiary interests representing beneficial interests in a trust that holds title to the property
(10) Appraisal Value at End of the Most Recent Fiscal Period and Name of the Appraiser	1,880,000,000 yen (as of August 31, 2007) Daiwa Real Estate Appraisal Co., Ltd.

Property 2: Iwamotocho 163 Building

(1) Type of Specified Asset to be Sold	Office A-19 Iwamotocho 163 Building
(2) Name of Asset to be Sold	Iwamotocho 163 Building
(3) Sale Price	1,404,000,000 yen
(4) Book Value	1,147,561,407 yen (as of September 30, 2007)
(5) Difference between Sale Price and Book Value	256,438,593 yen
(6) Date on which the Sales Agreement will be Entered into	November 27, 2007
(7) Scheduled Sale Date	November 27, 2007
(8) Purchaser	DSM Investments Omega Co.,Ltd
(9) Sales Method	Sale to the abovementioned purchaser of trust beneficiary interests representing beneficial interests in a trust that holds title to the property
(10) Appraisal Value at End of the Most Recent Fiscal Period and Name of the Appraiser	1,270,000,000 yen (as of August 31, 2007) Daiwa Real Estate Appraisal Co., Ltd.

[ENGLISH TRANSLATION]

Property 3: TS Hodogaya Building

(1) Type of Specified Asset to be Sold	Office A-21 TS Hodogaya Building
(2) Name of Asset to be Sold	TS Hodogaya Building
(3) Sale Price	786,000,000 yen
(4) Book Value	1,139,957,940 yen (as of September 30, 2007)
(5) Difference between Sale Price and Book Value	–353,957,940 yen
(6) Date on which the Sales Agreement will be Entered into	November 27, 2007
(7) Scheduled Sale Date	November 27, 2007
(8) Purchaser	DSM Investments Omega Co.,Ltd
(9) Sales Method	Sale to the abovementioned purchaser of trust beneficiary interests representing beneficial interests in a trust that holds title to the property
(10) Appraisal Value at End of the Most Recent Fiscal Period and Name of the Appraiser	1,190,000,000 yen (as of August 31, 2007) All Real Estate Appraisers Network Co., Ltd.

3. Description of the Assets to be Sold

Property 1: Pearl Iidabashi Building

(1) Property Number and Name		Office A-17 Pearl Iidabashi Building
(2) Type of Specified Asset		Trust beneficiary interests representing beneficial interests in a trust that holds title to the property (trust beneficiary interests in real estate)
(3) Acquisition Price		1,600,000,000 yen
(4) Trustee		Mitsubishi UFJ Trust and Banking Corporation
(5) Trust Maturity Date		September 30, 2016
(6) Location (residential indication)		4-5-11 Iidabashi, Chiyoda-ku, Tokyo
(7) Use		Office and parking lot
(8) Structure		SRC with flat roof; B1/8F
(9) Building-to-Land Ratio		80%
(10) Floor-Area Ratio		700%
(11) Area/Floor Space	Lot Size	349.69m^2
	Floor Space	2,539.40m^2
	Leasable Area	1,978.06m^2
(12) Form of Ownership	Land	Ownership
	Building	Ownership
(13) Construction Completion Date		December 11, 1990
(14) Tenant Conditions	Total No. of Tenants	1 (7) (as of November 26, 2007)
	Occupancy Rate	100.0% (as of November 26, 2007)

[ENGLISH TRANSLATION]

Property 2: Iwamotocho 163 Building

(1) Property Number and Name		Office A-19 Iwamotocho 163 Building
(2) Type of Specified Asset		Trust beneficiary interests representing beneficial interests in a trust that holds title to the property (trust beneficiary interests in real estate)
(3) Acquisition Price		1,130,000,000 yen
(4) Trustee		The Sumitomo Trust and Banking Co., Ltd.
(5) Trust Maturity Date		September 30, 2016
(6) Location (residential indication)		1-6-3 Iwamoto-cho, Chiyoda-ku, Tokyo
(7) Use		Office and parking lot
(8) Structure		RC with flat roof; B1/5F
(9) Building-to-Land Ratio		80%
(10) Floor-Area Ratio		600%
(11) Area/Floor Space	Lot Size	585.51m^2
	Floor Space	2,570.86m^2
	Leasable Area	1,728.79m^2
(12) Form of Ownership	Land	Ownership
	Building	Ownership
(13) Construction Completion Date		April 25, 1983
(14) Tenant Conditions	Total No. of Tenants	1 (4) (as of November 26, 2007)
	Occupancy Rate	100.0% (as of November 26, 2007)

Property 3: TS Hodogaya Building

(1) Property Number and Name		Office A-21 TS Hodogaya Building
(2) Type of Specified Asset		Trust beneficiary interests representing beneficial interests in a trust that holds title to the property (trust beneficiary interests in real estate)
(3) Acquisition Price		1,100,000,000 yen
(4) Trustee		The Chuo Mitsui Trust and Banking Company, Limited
(5) Trust Maturity Date		September 30, 2016
(6) Location (residential indication)		15-3 Iwai-cho, Hodogaya-ku, Yokohama-shi, Kanagawa (Note)
(7) Use		Office and parking lot
(8) Structure		SRC with flat roof; B1/7F
(9) Building-to-Land Ratio		80%
(10) Floor-Area Ratio		500%
(11) Area/Floor Space	Lot Size	387.22m^2
	Floor Space	2,086.19m^2
	Leasable Area	1,457.36m^2
(12) Form of Ownership	Land	Ownership
	Building	Ownership
(13) Construction Completion Date		November 21, 1991
(14) Tenant Conditions	Total No. of Tenants	1 (10) (as of November 26, 2007)
	Occupancy Rate	86.3% (as of November 26, 2007)

(Note) A residential address has not been assigned to this property yet. Therefore, the location and lot number of the property are indicated.

[ENGLISH TRANSLATION]

4. Overview of the Purchaser

(1) Company Name	DSM Investments Omega Co.,Ltd
(2) Head Office Address	1-8-1 Marunouchi, Chiyoda-ku, Tokyo
(3) Representative	Masaki Aguni, Director
(4) Paid-in Capital	3,500 thousand yen (as of November 12, 2007)
(5) Major Shareholder	Undisclosed as consent for disclosure was not attained from the purchaser
(6) Line of Business	1. Purchasing and selling monetary claims, real estate and shares of stocks, as well as the brokerage and mediation thereof 2. All other businesses incidental or relating to the aforementioned item
(7) Relationship with the Investment Corporation or the Asset Manager	None

5. Overview of the Brokers

<Broker 1>

(1) Broker Name	Pacific Management Corporation
(2) Commission	<Pearl Iidabashi Building> 51,200,000 yen <Iwamotocho 163 Building> 28,080,000 yen <TS Hodogaya Building> 15,720,000 yen (excluding consumption tax, local consumption tax, etc.)
(3) Relationship with the Investment Corporation or the Asset Manager	Pacific Management Corporation is a shareholder of the asset manager of the Investment Corporation and is deemed to be a related party of the asset manager. Pacific Management Corporation holds 100% of the asset manager's equity interest.

<Broker 2>

(1) Broker Name	Tokyu Livable, Inc.
(2) Commission	<Pearl Iidabashi Building> 25,600,000 yen <Iwamotocho 163 Building> 14,040,000 yen <TS Hodogaya Building> 7,860,000 yen (excluding consumption tax, local consumption tax, etc.)
(3) Relationship with the Investment Corporation or the Asset Manager	None

[ENGLISH TRANSLATION]

6. Related Party Transactions Involving the Asset Manager with respect to the Assets to be Sold

   In connection with the sale of the three properties above, the asset manager's Compliance Committee, which included an outside committee member, its Investment Committee and its board of directors have each deliberated and resolved to enter into such agreements with the related party in accordance with the asset manager's policies regarding related party transactions.

   Moreover, the asset manager plans to deliver the written notice stipulated in the Law Concerning Investment Trusts and Investment Corporations (the "ITL") promptly following the implementation of a valuation survey as stipulated in the ITL.

7. Future Prospects

   For the impact of the above sale of assets on the Investment Corporation's management performance for the fiscal periods ending February 2008 (from September 1, 2007 to February 29, 2008) and August 2008 (from March 1, 2008 to August 31, 2008), please refer to the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)" that was released today.

<Attachment> Portfolio List After Sale* of the Properties

* Translator's Note: Although the Japanese press release uses the word "Acquireling," "Sale" is the correct terminology.

[ENGLISH TRANSLATION]

<ATTACHMENT> Portfolio List After Sale of the Properties

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	7.20%
Central Area	Urban Area of Tokyo	Office A-2	Pacific Marks Shinjuku ParkSide	Shinjuku ward, Tokyo	15,100	6.01%
Central Area	Urban Area of Tokyo	Office A-3	Pacific Marks Tsukiji	Chuo ward, Tokyo	11,100	4.41%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.21%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.05%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East	Yokohama city, Kanagawa	7,110	2.83%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	1.87%
Central Area	Urban Area of Tokyo	Office A-8	Oomori City Building	Ota ward, Tokyo	3,920	1.56%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building	Minato ward, Tokyo	3,385	1.35%
Central Area	Urban Area of Tokyo	Office A-10	Pacific Marks Shibuya-Koendoori	Shibuya ward, Tokyo	3,050	1.21%
Central Area	Urban Area of Tokyo	Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Chuo ward, Tokyo	2,550	1.01%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke	Minato ward, Tokyo	2,450	0.97%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.87%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.69%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.68%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama	Yokohama city, Kanagawa	1,700	0.68%
Central Area	Urban Area of Tokyo	Office A-17	Pearl Iidabashi Building	Chiyoda ward, Tokyo	–	0.00%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.52%
Central Area	Urban Area of Tokyo	Office A-19	Iwamotocho 163 Building	Chiyoda ward, Tokyo	–	0.00%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.45%

EXHIBIT II.3

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-21	TS Hodogaya Building	Yokohama city, Kanagawa	–	0.00%
Central Area	Urban Area of Tokyo	Office A-22	Pacific Marks Shinkawa	Chuo ward, Tokyo	3,540	1.41%
Central Area	Urban Area of Tokyo	Office A-23	Pacific Marks Uchikanda	Chiyoda ward, Tokyo	2,060	0.82%
Central Area	Urban Area of Tokyo	Office A-24	Pacific Marks Mejiro	Toshima ward, Tokyo	2,008	0.80%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	6.01%
Central Area	Urban Area of Tokyo	Office A-26	Towa Hamamatsucho Building	Minato ward, Tokyo	7,000	2.78%
Central Area	Urban Area of Tokyo	Office A-27	Lila Hijirizaka	Minato ward, Tokyo	4,300	1.71%
Central Area	Urban Area of Tokyo	Office A-28	Jomo Aobadai Building	Meguro ward, Tokyo	3,050	1.21%
Central Area	Urban Area of Tokyo	Office A-29	Otsuka HT Building	Toshima ward, Tokyo	2,000	0.80%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	3.56%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi	Osaka city, Osaka	5,573	2.22%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya-Nishiki City Building	Nagoya city, Aichi	5,180	2.06%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Pacific Marks Esaka	Suita city, Osaka	14,500	5.77%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo city, Hokkaido	2,250	0.89%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building	Sapporo city, Hokkaido	1,225	0.49%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	12.65%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.39%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.47%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.57%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.45%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.00%
Central Area	Retail Properties in Central Areas	Retail A-7	Albore Sendai	Sendai city, Miyagi	3,100	1.23%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	6.01%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.27%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.12%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-2	Keiyo D2 Kariba I.C.	Yokohama city, Kanagawa	4,395	1.75%
–	Total	–	–	–	251,451	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficiary interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) The properties boxed in red represent the properties the Investment Corporation decided today to acquire and the properties boxed in blue represent the properties the Investment Corporation decided today to sell. Please refer to the "Notice of Acquisition of Assets," dated today, for details relating to the acquisition of the assets in question.

Exhibit II.4

Notice of Borrowing (Determination of Interest Rate), dated November 26, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.4

[ENGLISH TRANSLATION]

November 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the interest rate for the borrowing announced in the "Notice of Borrowing," dated October 19, 2007, has been determined as follows:

1. Details of the Determined Interest Rate

(a) Term Loan M (term: 1 year)

(1) Loan amount:	3,000 million yen of the 15,000 million yen loan
(2) Lending financial institution:	Sumitomo Mitsui Banking Corporation
(3) Interest rate:	JBA 1-month yen TIBOR + 0.4% The rate applicable for the period between November 28, 2007 (inclusive) and December 27, 2007 (inclusive) is 1.03750%. The rate applicable on and after December 28, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged.

2. Future Prospects

Please refer to the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)" that was released separately today with respect to the impact of the above determination of interest rate on the Investment Corporation's performance for the fiscal periods ending February 2008 (from September 1, 2007 to February 29, 2008) and August 2008 (from March 1, 2008 to August 31, 2008).

Exhibit II.5

Notice of Borrowings, dated November 26, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.5

[ENGLISH TRANSLATION]

November 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowings

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has made the following decision with respect to the borrowings of funds.

1. Purpose of the Borrowings

   To fund the acquisition of real estate and trust beneficiary interests in real estate as announced in the "Notice of Acquisition of Assets," dated today, as well as to pay the expenses associated with such acquisitions.

2. Details of the Borrowings

   Term Loan N (term: 2 years and 10 months)

(1) Lender:	The Chuo Mitsui Trust and Banking Company, Limited
(2) Loan amount:	2,000 million yen
(3) Interest rate:	From November 29, 2007 (inclusive) to December 26, 2007 (inclusive): 1-month TIBOR + 0.4% From December 27, 2007 (inclusive) to September 26, 2010 (inclusive): 3-month TIBOR + 0.4%
(4) Agreement execution date:	November 27, 2007
(5) Scheduled drawdown date:	November 29, 2007
(6) Interest payment dates:	The first payment shall be due on December 27,

	2007 and subsequent payments shall be due on the 27th day of every March, June, September and December thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(7) Principal repayment date:	September 27, 2010
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

Term Loan O (term: 3 years)

(1) Lender:	Aozora Bank, Ltd.
(2) Loan amount:	3,300 million yen
(3) Interest rate:	From November 29, 2007 (inclusive) to December 28, 2007 (inclusive): 1-month TIBOR + 0.4% From December 29, 2007 (inclusive) to September 28, 2010 (inclusive): 3-month TIBOR + 0.4% From September 29, 2010 (inclusive) to November 28, 2010 (inclusive): 2-month TIBOR + 0.4%
(4) Agreement execution date:	November 27, 2007
(5) Scheduled drawdown date:	November 29, 2007
(6) Interest payment dates:	The first payment shall be due on December 29, 2007 and subsequent payments shall be due on the 29th day of every March, June, September and December thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately preceding the payment date).
(7) Principal repayment date:	November 29, 2010
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

3. Use of Funds

The funds have been procured to fund the acquisition of real estate and trust beneficiary interests in real estate as described in the "Notice of Acquisition of Assets," dated today, as well as to pay the expenses associated with such acquisitions.

[ENGLISH TRANSLATION]

4. Future Prospects

   Please refer to the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)" that was released separately today with respect to the impact of the above borrowings on the Investment Corporation's management performance for the fiscal periods ending February 2008 (from September 1, 2007 to February 29, 2008) and August 2008 (from March 1, 2008 to August 31, 2008).

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Drawdown	After Drawdown	Increase (Decrease)
Short-term loans	16,000	16,000	–
Current portion of long-term loans	17,000	17,000	–
Long-term loans	85,200	90,500	5,300
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	145,200	150,500	5,300

The debt ratio as of the end of November 2007, which is calculated by using the below formula, will be announced once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.6

Notice of Acquisition of Assets, dated November 26, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.6

[ENGLISH TRANSLATION]

November 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Acquisition of Assets

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to acquire the following properties as detailed below.

1. Overview of the Acquisitions

<Property 1>

(1) Property Number and Name	Office A-28 Jomo Aobadai Building ("Property 1")
(2) Asset Type	Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price	3,050,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which the Purchase Agreement will be Entered into	November 28, 2007
(5) Scheduled Acquisition Date	November 28, 2007
(6) Seller	J. Metropolis One LLC (Godo Kaisha)
(7) Financing	Debt financing and cash on hand. Please refer to the "Notice of Borrowing," dated October 19, 2007, and the "Notice of Borrowing (Determination of Interest Rate)," dated today, for details relating to the debt financing.

[ENGLISH TRANSLATION]

<Property 2>

(1) Property Number and Name	Office A-29 Otsuka HT Building ("Property 2")
(2) Asset Type	Real estate
(3) Acquisition Price	2,000,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which the Purchase Agreement will be Entered into	November 29, 2007
(5) Scheduled Acquisition Date	November 29, 2007
(6) Seller	Tokyu Land Corporation
(7) Financing	Debt financing and cash on hand. Please refer to the "Notice of Borrowing," dated today, for details relating to the debt financing.

<Property 3>

(1) Property Number and Name	Retail A-7 Albore Sendai ("Property 3")
(2) Asset Type	Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price	3,100,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which the Purchase Agreement will be Entered into	November 29, 2007
(5) Scheduled Acquisition Date	November 29, 2007
(6) Seller	Violet LLC (Godo Kaisha)
(7) Financing	Debt financing and cash on hand. Please refer to the "Notice of Borrowing," dated today, for details relating to the debt financing.

<Property 4>

(1) Property Number and Name	Retail C-2 Keiyo D2 Kariba I.C. ("Property 4")
(2) Asset Type	Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price	4,395,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which the Purchase Agreement will be Entered into	November 30, 2007
(5) Scheduled Acquisition Date	November 30, 2007
(6) Seller	Fine Street Three Y.K.
(7) Financing	Cash on hand.

[ENGLISH TRANSLATION]

2. Reasons for the Acquisitions

The Investment Corporation will acquire Property 1 through Property 4 pursuant to its articles of incorporation and investment policy for the following reasons.

<Property 1>

(1) Reason	To build up the portfolio as well as to enhance the growth potential and stability of the portfolio by investing in office properties in the urban area of Tokyo (National Route 246/Roppongi/Ebisu Zone).
(2) Property Characteristics	(i) Location Attributes and Profitability Property 1 is an office property located within walking distance of Ikejiri-Ohashi Station on the Tokyu Denentoshi Line. While Property 1 is situated in an advantageous location compared to other nearby properties due to its closeness to major train lines and roadways (*i.e.*, National Route 246 and Yamate Dori), the rent level is slightly lower than properties around Shibuya Station. In light of these characteristics, the area surrounding Ikejiri-Ohashi Station is anticipated to have sufficient office demand from primarily small and medium-sized enterprises and sole proprietors as well as branch offices of the types of businesses that frequently use commercial vehicles in their daily operations. Moreover, since Property 1 is located within the "National Route 246/Roppongi/Ebisu Zone" as identified by the Investment Corporation, the acquisition of this property will strengthen the Investment Corporation's portfolio in line with its zone strategy. (ii) Building Features Property 1 is an office property with one below-ground floor and seven above-ground floors that was constructed in 1993 with a clean and calm appearance. Property 1 has a 24-hour individual air-conditioning system, and a number of electric outlets on all floors. The floor space of rental units on the 2nd and 3rd floors, which are the rental units with the most floor space, is approximately 480m^2 (approximately 145 *tsubos*). Therefore, Property 1 is anticipated to meet the needs of tenants looking for floor space of 100 *tsubos* or more in the Shibuya area.

[ENGLISH TRANSLATION]

<Property 2>

(1) Reason	To build up the portfolio as well as to enhance the growth potential and stability of the portfolio by concentrating its investment in office properties in the urban area of Tokyo (Shinjuku/Ikebukuro Zone).
(2) Property Characteristics	(i) Location Attributes and Profitability Property 2 is an office property located in the central metropolitan area within an approximately 5-minute walking distance from and to the south of JR Otsuka Station and within an approximately 4-minute walking distance from and to the north of Shin-Otsuka Station on the Tokyo Metro Marunouchi Line. Facing a major roadway and located at the corner of a block, Property 2 has high visibility. Due to the active rental demand for office properties in the central metropolitan area in general, vacancy rates are on a downward trend in this area. In light of these characteristics, Property 2 is anticipated to have stable revenue-generating potential which is supported by high occupancy rates. (ii) Building Features The 1st floor of Property 2 is used as retail space and the 2nd through the 7th floors are used as office space. Although the building was constructed approximately 17 years ago, it is well-managed and the specifications are of higher quality, including, for example, granite and marble stone finishings being used on the floors and walls of the entrance hall on the 1st floor. In addition, Property 2 has relatively high competitiveness against other buildings in the area due to features such as individual air-conditioning systems having been installed for the rental units and a rental unit on a standard floor having approximately 90 *tsubos* of floor space.

<Property 3>

(1) Reason	To enhance the growth potential and stability of the portfolio by increasing its investment percentage in retail properties located in central areas.
(2) Property Characteristics	(i) Location Attributes and Profitability Property 3 is a retail property located within an approximately 8-minute walking distance from and to the west of JR Sendai Station and within an approximately 4-minute walking distance from and to the south of Hirose-Dori Subway Station. Property 2 faces Sendai City's central shopping street, Clisroad. With restaurants, clothing stores, long-established stores and various other kinds of specialty stores targeting the youth, as well as shopping centers and other facilities, Clisroad and the surrounding shopping area form a commercial zone that is flourishing with a heavy flow of people on a daily basis. PARCO is scheduled to open a store in front of the West Exit of Sendai Station in 2008. Accordingly, the commercial area in front of the station is expected to further attract customers.

[ENGLISH TRANSLATION]

	(ii) Building Features Property 3 underwent a renovation of the existing building and replaced its tenants, which resulted in successfully attracting yoga and esthetic studios targeting female customers and shops of famous sports brands, etc. In addition, the shopping area is in the form of an arcade, and Property 3 is highly visible and conveniently located.

<Property 4>

(1) Reason	As Property 4 is anticipated to have stable revenue-generating potential as a suburban single-tenant retail property and is a property that has been completed only recently, Property 4 is being acquired to build up the portfolio as well as to enhance the growth potential and stability of the portfolio by lowering the average age of the buildings constituting the portfolio.
(2) Property Characteristics	(i) Location Attributes and Profitability Property 4 is located in a strategic transit point linking central Yokohama City and the Tomei Expressway. Facing National Route 1, Property 4 is easily accessible by car. In addition, with a population of approximately 115,000 people in an area within a 10-minute drive, this area has high potential as a location for a roadside retail property. Moreover, being a newly-built property, Property 4 is in a well-maintained and well-managed state, and stable store sales and revenue-generating potential is anticipated. (ii) Building Features Approximately 70m of the front of the building faces National Route 1, resulting in extremely high visibility. In addition, it has a large parking lot (approximately 231 parking spaces), which is required for roadside retail properties.

[ENGLISH TRANSLATION]

3. Description of the Assets to be Acquired

<Property 1>

(1) Property Number and Name		Office A-28 Jomo Aobadai Building
(2) Type of Specified Asset		Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price		3,050,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Trustee		The Chuo Mitsui Trust and Banking Company, Limited
(5) Trust Maturity Date		November 30, 2017
(6) Location (residential indication)		3-10-1 Aobadai, Meguro-ku, Tokyo
(7) Use (Note 1)		Office and parking lot
(8) Structure		SRC with flat roof; B1/7F
(9) Area/Floor Space (Note 2)	Lot Size	$701.83m^2$
	Floor Space	$3,215.11m^2$
	Leasable Area	$2,486.40m^2$
(10) Form of Ownership	Land	Ownership
	Building	Compartmentalized ownership (The building is owned in the form of a compartmentalized ownership. However, the trustee owns the entire building.)
(11) Construction Completion Date		December 9, 1993
(12) PML	PML Percentage	7.58%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(13) Tenant Conditions (Note 3)	Total No. of Tenants	1 (5) (as of November 26, 2007)
	Occupancy Rate	100% (as of November 26, 2007)
(14) Collateral		Unsecured
(15) Other Items		1. Part of the block wall on Property 1's land crosses the boundary into the land adjacent to the southeast and southwest sides of Property 1's land. Memoranda of understanding concerning each crossing of boundary have been signed with the titleholders of each adjacent land. 2. Part of the block wall on Property 1's land crosses the boundary into the land (local road) adjacent to the west side of Property 1's land. While there is no memorandum of understanding or other agreement concerning such crossing of the boundary, there have been no disputes or other conflicts relating to such crossing. 3. No escape route has been secured for some passageways of Property 1's building. The

[ENGLISH TRANSLATION]

	appropriate measures are scheduled to be taken by the time the Investment Corporation acquires this property.

(Note 1) "Use" indicates the use of the portion that is to be acquired as recorded in the real estate registry.
(Note 2) "Area/Floor Space" indicates the sum total of the area/floor space of the portion that is to be acquired as recorded in the real estate registry.
(Note 3) "Total No. of Tenants" is indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

<Property 2>

(1) Property Number and Name		Office A-29 Otsuka HT Building
(2) Type of Specified Asset		Real estate
(3) Acquisition Price		2,000,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Location (residential indication)		3-43-1 Minami-Otsuka, Toshima-ku, Tokyo
(5) Use (Note 4)		Office, bank and parking lot
(6) Structure		SRC with flat roof; 7F
(7) Area/Floor Space (Note 5)	Lot Size	455.94m^2
	Floor Space	2,317.67m^2
	Leasable Area	1,794.71m^2
(8) Form of Ownership	Land	Leasehold
	Building	Ownership
(9) Construction Completion Date		March 16, 1990
(10) PML	PML Percentage	8.15%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(11) Tenant Conditions (Note 6)	Total No. of Tenants	6 (as of November 26, 2007)
	Occupancy Rate	100.0% (as of November 26, 2007)
(12) Collateral		Unsecured
(13) Other Items		Part of the boundary with the land adjacent to Property 2 is yet to be defined.

(Note 4) "Use" indicates the use of the portion that is to be acquired as recorded in the real estate registry.
(Note 5) "Area/Floor Space" indicates the sum total of the area/floor space of the portion that is to be acquired as recorded in the real estate registry.
(Note 6) "Total No. of Tenants" is indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

[ENGLISH TRANSLATION]

<Property 3>

(1) Property Number and Name		Retail A-7 Albore Sendai
(2) Type of Specified Asset		Trust beneficiary interests representing beneficial interests in a trust that holds title to a property (trust beneficiary interests in real estate)
(3) Acquisition Price		3,100,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Trustee		The Chuo Mitsui Trust and Banking Company, Limited
(5) Trust Maturity Date		December 20, 2010
(6) Location (residential indication)		2-4-5 Chuo, Aoba-ku, Sendai-shi, Miyagi
(7) Use (Note 7)		Retail and medical clinic
(8) Structure		S/SRC with flat roof; B1/7F
(9) Area/Floor Space (Note 8)	Lot Size	736.01m^2
	Floor Space	4,082.94m^2
	Leasable Area	3,127.59m^2
(10) Form of Ownership	Land	Ownership
	Building	Ownership
(11) Construction Completion Date		March 26, 1997
(12) PML	PML Percentage	3.29%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(13) Tenant Conditions (Note 9)	Total No. of Tenants	1 (4) (as of November 26, 2007)
	Occupancy Rate	100% (as of November 26, 2007)
(14) Collateral		Unsecured
(15) Other Items		None

(Note 7) "Use" indicates the use of the portion that is to be acquired as recorded in the real estate registry.

(Note 8) "Area/Floor Space" indicates the sum total of the area/floor space of the portion that is to be acquired as recorded in the real estate registry.

(Note 9) "Total No. of Tenants" is indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

<Property 4>

(1) Property Number and Name		Retail C-2 Keiyo D2 Kariba I.C.
(2) Type of Specified Asset		Trust beneficiary interests in real estate
(3) Acquisition Price		4,395,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Trustee		Mizuho Trust & Banking Co., Ltd.
(5) Trust Maturity Date		November 30, 2017
(6) Location (residential indication) (Note 10)		164-1 and 164-30 Kariba-cho, Hodogaya-ku, Yokohama-shi, Kanagawa
(7) Use (Note 11)		Retail and parking lot
(8) Structure		S with flat roof; 5F
(9) Area/Floor Space (Note 12)	Lot Size	7,093.66m^2
	Floor Space	10,628.44m^2
	Leasable Area	11,493.55m^2
(10) Form of	Land	Ownership

[ENGLISH TRANSLATION]

Ownership	Building	Ownership
(11) Construction Completion Date		September 26, 2007
(12) PML	PML Percentage	7.86%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(13) Tenant Conditions (Note 13)	Total No. of Tenants	1 (1) (as of November 26, 2007)
	Occupancy Rate	100% (as of November 26, 2007)
(14) Collateral		Unsecured
(15) Other Items		1. There is a regulating reservoir that was set up underground on the western side of Property 4 when the relevant development approval for this property was obtained. 2. Part of the boundary with the land adjacent to Property 4 is yet to be defined. 3. The net fence on the southwest corner crosses the boundary into Property 4's premises. A memorandum of understanding, etc. has not yet been signed with respect to this matter. 4. Part of the shed on the land adjacent to the east side of Property 4 crosses the boundary into Property 4's premises. A memorandum of understanding, etc. has not yet been signed with respect to this matter.

(Note 10) A residential indication is yet to be assigned. Instead, the location of the building indicated in the registry is shown.

(Note 11) "Use" indicates the use of the portion that is to be acquired as recorded in the real estate registry.

(Note 12) "Area/Floor Space" indicates the sum total of the area/floor space of the portion that is to be acquired as recorded in the real estate registry.

(Note 13) "Total No. of Tenants" is indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

[ENGLISH TRANSLATION]

4. Overview of the Real Estate Appraisal Report

<Property 1>

(1) Real Estate Appraiser		Japan Real Estate Institute
(2) Appraised Date		July 31, 2007
(3) Appraised Price		2,920,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		2,940,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	138,228,000 yen
	Net Cash Flow (NCF)	135,413,000 yen
	Cap Rate	4.6%
(5) Price using the DCF Method		2,890,000,000 yen
	Discount Rate	4.3%
	Terminal Cap Rate	4.7%
(6) Price using the Cost Approach		2,150,000,000 yen
	Land Ratio	78.7%
	Building Ratio	21.3%
(7) Relationship with the Investment Corporation or the Asset Manager		None

<Property 2>

(1) Real Estate Appraiser		Rich Appraisal Institute K.K.
(2) Appraised Date		October 1, 2007
(3) Appraised Price		2,030,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		2,090,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	99,235 thousand yen
	Net Cash Flow (NCF)	98,013 thousand yen
	Cap Rate	4.7%
(5) Price using the DCF Method		2,000,000,000 yen
	Discount Rate	4.6%
	Terminal Cap Rate	4.8%
(6) Price using the Cost Approach		810,000,000 yen
	Land Ratio	64.4%
	Building Ratio	35.6%
(7) Relationship with the Investment Corporation or the Asset Manager		None

[ENGLISH TRANSLATION]

<Property 3>

(1) Real Estate Appraiser		Daiwa Real Estate Appraisal Co., Ltd.
(2) Appraised Date		July 31, 2007
(3) Appraised Price		3,100,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		3,110,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	166,261 thousand yen
	Net Cash Flow (NCF)	164,647 thousand yen
	Cap Rate	5.3%
(5) Price using the DCF Method		3,090,000,000 yen
	Discount Rate	5.0%
	Terminal Cap Rate	5.5%
(6) Price using the Cost Approach		1,910,000,000 yen
	Land Ratio	73.4%
	Building Ratio	26.6%
(7) Relationship with the Investment Corporation or the Asset Manager		None

<Property 4>

(1) Real Estate Appraiser		Rich Appraisal Institute K.K.
(2) Appraised Date		November 1, 2007
(3) Appraised Price		4,410,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		4,510,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	225,079 thousand yen
	Net Cash Flow (NCF)	225,419 thousand yen
	Cap Rate	5.0%
(5) Price using the DCF Method		4,370,000,000 yen
	Discount Rate	5.0%
	Terminal Cap Rate	5.1%
(6) Price using the Cost Approach		2,452,000,000 yen
	Land Ratio	56.4%
	Building Ratio	43.6%
(7) Relationship with the Investment Corporation or the Asset Manager		None

[ENGLISH TRANSLATION]

5. Overview of the Seller

<Property 1>

(1) Company Name	J. Metropolis One LLC (Godo Kaisha)
(2) Head Office Address	Akasaka Chuo Bldg., 3-2-6 Akasaka, Minato-ku, Tokyo c/o Actus Management Services, K.K.
(3) Representative	Naoto Kasuya, Executive Partner
(4) Paid-in Capital	1 million yen (as of August 22, 2007)
(5) Investor	J. Metropolis Holdings Yugen Sekinin Chukan Hojin
(6) Line of Business	1. Acquiring, holding and disposing trust beneficiary interests in real estate 2. Acquiring, holding, disposing, leasing and managing real estate 3. All other businesses incidental or relating to the aforementioned items
(7) Relationship with the Investment Corporation or the Asset Manager	None

<Property 2>

(1) Company Name	Tokyu Land Corporation
(2) Head Office Address	1-21-2 Dogenzaka, Shibuya-ku, Tokyo
(3) Representative	Masatake Ueki, Representative Director
(4) Paid-in Capital	57,551,699,228 yen (as of July 24, 2007)
(5) Investors	Tokyu Corporation (16.76%) and others (as of March 31, 2007)
(6) Line of Business	1. Managing, leasing, purchasing, selling, brokering and appraising land and buildings 2. Building residential land, etc. 3. Manufacturing, marketing, importing and exporting construction materials 4. Operating amusement parks, performance facilities and sports facilities such as golf courses
(7) Relationship with the Investment Corporation or the Asset Manager	None

[ENGLISH TRANSLATION]

<Property 3>

(1) Company Name	Violet LLC (Godo Kaisha)
(2) Head Office Address	3-3-11 Kita-Aoyama, Minato-ku, Tokyo
(3) Representative	Liquid Blue Yugen Sekinin Chukan Hojin, Representative Member Shuichi Sasaki, Executive Partner
(4) Paid-in Capital	2 million yen (as of November 2, 2007)
(5) Investor	Liquid Blue Yugen Sekinin Chukan Hojin
(6) Line of Business	1. Holding, managing, purchasing and selling trust beneficiary interests 2. Purchasing, selling, holding, leasing and managing real estate 3. Researching, planning and consulting businesses relating to urban redevelopment and other land developments 4. Purchasing loans and obligations 5. Money-lending business 6. All other businesses incidental or relating to the aforementioned items
(7) Relationship with the Investment Corporation or the Asset Manager	None

<Property 4>

(1) Company Name	Fine Street Three Y.K.
(2) Head Office Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
(3) Representative	Satoshi Ogawa, Director
(4) Paid-in Capital	3 million yen in cash (as of November 21, 2007)
(5) Investor	Consent for disclosure was not obtained from the seller.
(6) Line of Business	1. Purchasing, leasing, managing, owning and selling real estate 2. Purchasing, holding and selling trust beneficiary interests in real estate 3. All other businesses incidental or relating to the aforementioned items
(7) Relationship with the Investment Corporation or the Asset Manager	Fine Street Three Y.K. is a consolidated subsidiary of Pacific Management Corporation, a shareholder of the Investment Corporation's asset manager. Consequently, the company is deemed to be a related party of the asset manager (which has the same meaning as defined in the asset manager's policies regarding related party transactions). Pacific Management Corporation holds 100% of the asset manager's equity interest.

[ENGLISH TRANSLATION]

6. Status of Parties Relating to the Acquisition of the Properties

<Property 1>

Property Name (Location)	Office A-28 Jomo Aobadai Building
Name of Company/Person	J. Metropolis One LLC (Godo Kaisha)
Relationship with Related Party	A party other than a related party
Acquisition Background, Reason, etc.	–
Acquisition Price (including other expenses)	–
Acquisition Timing	–

<Property 2>

Property Name (Location)	Office A-29 Otsuka HT Building (Toshima ward, Tokyo)
Name of Company/Person	Tokyu Land Corporation
Relationship with Related Party	A party other than a related party
Acquisition Background, Reason, etc.	–
Acquisition Price (including other expenses)	–
Acquisition Timing	–

[ENGLISH TRANSLATION]

<Property 3>

Property Name (Location)	Retail A-7 Albore Sendai
Name of Company/Person	Violet LLC (Godo Kaisha)
Relationship with Related Party	A party other than a related party
Acquisition Background, Reason, etc.	–
Acquisition Price (including other expenses)	–
Acquisition Timing	–

<Property 4>

Property Name (Location)	Retail C-2 Keiyo D2 Kariba I.C.	
Name of Company/Person	Fine Street Three Y.K.	A party other than a related party
Relationship with Related Party	Consolidated subsidiary of the asset manager's shareholder	
Acquisition Background, Reason, etc.	For development purposes	
Acquisition Price (including other expenses)	–	
Acquisition Timing	–	

[ENGLISH TRANSLATION]

7. Overview of the Brokers

<Property 1> Broker 1

(1) Company Name	Tokyu Livable, Inc.
(2) Head Office Address	1-9-5 Dogenzaka, Shibuya-ku, Tokyo
(3) Representative	Yasuo Sodeyama, Representative Director and President
(4) Commission	61,000,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	None

<Property 1> Broker 2

(1) Company Name	Ryoko Kaihatsu K.K.
(2) Head Office Address	1-8-20 Marunouchi, Naka-ku, Nagoya-shi, Aichi
(3) Representative	Takashi Aoyama, Representative Director and President
(4) Commission	30,500,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	None

<Property 2> <Property 3>

(1) Company Name	Pacific Management Corporation
(2) Head Office Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
(3) Representative	Masaru Takatsuka, Representative Director
(4) Commission	< Property 2> 60,000,000 yen < Property 3> 93,000,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	Pacific Management Corporation is a shareholder of the asset manager of the Investment Corporation and is deemed to be a related party of the asset manager. Pacific Management Corporation holds 100% of the asset manager's equity interest.

<Property 4>

(1) Company Name	Mizuho Trust & Banking Co., Ltd.
(2) Head Office Address	1-2-1 Yaesu, Chuo-ku, Tokyo
(3) Representative	Teruhiko Ikeda, Representative Director
(4) Commission	131,910,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	None

[ENGLISH TRANSLATION]

8. Matters concerning the Design, etc. of the Assets to be Acquired

<Property 1>

Property Number and Name	Office A-28 Jomo Aobadai Building
(1) Owner	Jomo Kogyo K.K.
(2) Building Contractor	Mitomo Kensetsu K.K.
(3) Building Designer	Mitomo Kensetsu K.K. Ikkyu Kenchikushi Jimusho (first-class architect office)
(4) Structural Designer	Mitomo Kensetsu K.K. Ikkyu Kenchikushi Jimusho (first-class architect office)
(5) Building Verification Agency	Local government building official (Tokyo Metropolitan Government)
(6) Building Verification Inspection Agency	Local government building official (Tokyo Metropolitan Government)
(7) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Inc., an independent third party institution, to verify the data entered for, the assumptions used in, and the results of, the calculation provided in the structural calculation documents of the property. The Investment Corporation confirmed that the structural calculation documents and structural drawings contain no particular items that suggest fabrication, etc. and no particular items that raise questions about the earthquake resistance compliance of the property with the Building Standard Law at the time of design, based on a written report that it received from Sompo Japan Risk Management, Inc. (report on the verification of structural calculation documents, etc.).

<Property 2>

Property Number and Name	Office A-29 Otsuka HT Building
(1) Owners	Hyakujyu Kogyo K.K. Tokyu Land Corporation
(2) Building Contractor	Sumitomo Construction Co., Ltd. and Fujiken K.K.
(3) Building Designer	Sumitomo Construction Co., Ltd. Ikkyu Kenchikushi Jimusho (first-class architect office)
(4) Structural Designer	Sumitomo Construction Co., Ltd. Ikkyu Kenchikushi Jimusho (first-class architect office)
(5) Building Verification Agency	Local government building official (Tokyo Metropolitan Government)
(6) Building Verification Inspection Agency	Local government building official (Tokyo Metropolitan Government)
(7) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Inc., an independent third party institution, to verify the data entered for, the assumptions used in, and the results of, the calculation provided in the structural calculation documents of the property. The Investment Corporation confirmed that the structural calculation documents and structural drawings contain no particular

[ENGLISH TRANSLATION]

	items that suggest fabrication, etc. and no particular items that raise questions about the earthquake resistance compliance of the property with the Building Standard Law at the time of design, based on a written report that it received from Sompo Japan Risk Management, Inc. (report on the verification of structural calculation documents, etc.).

<Property 3>

Property Number and Name	Retail A-7 Albore Sendai
(1) Owner	Mabuchi Co., Ltd.
(2) Building Contractor	Hazama Corporation
(3) Building Designer	Shoichi Haryu Architect & Associates
(4) Structural Designer	S.D.G. K.K.
(5) Building Verification Agency	Local government building official (City of Sendai)
(6) Building Verification Inspection Agency	Local government building official (City of Sendai)
(7) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Inc., an independent third party institution, to verify the data entered for, the assumptions used in, and the results of, the calculation provided in the structural calculation documents of the property. The Investment Corporation confirmed that the structural calculation documents and structural drawings contain no particular items that suggest fabrication, etc. and no particular items that raise questions about the earthquake resistance compliance of the property with the Building Standard Law at the time of design, based on a written report that it received from Sompo Japan Risk Management, Inc. (report on the verification of structural calculation documents, etc.).

<Property 4>

Property Number and Name	Retail C-2 Keiyo D2 Kariba I.C.
(1) Owner	Fine Street Three K.K.
(2) Building Contractor	Nissan Rinkai Construction Co., Ltd.
(3) Building Designer	Institute of New Architecture Inc.
(4) Structural Designer	Institute of New Architecture Inc.
(5) Building Verification Agency	Bureau Veritas Japan Co., Ltd.
(6) Building Verification Inspection Agency	Bureau Veritas Japan Co., Ltd.
(7) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Inc., an independent third party institution, to verify the data entered for, the assumptions used in, and the results of, the calculation provided in the structural calculation documents of the property. The Investment Corporation confirmed that the structural calculation documents and structural drawings contain no particular

		items that suggest fabrication, etc. and no particular items that raise questions about the earthquake resistance compliance of the property with the Building Standard Law at the time of design, based on a written report that it received from Sompo Japan Risk Management, Inc. (report on the verification of structural calculation documents, etc.).

9. Related Party Transactions Involving the Asset Manager with respect to the Assets to be Acquired

   In connection with the acquisition of Property 1 through Property 4, the asset manager's Compliance Committee, which included an outside committee member, its Investment Committee and its board of directors have each deliberated and resolved to enter into such agreements with related parties in accordance with the asset manager's policies regarding related party transactions and other internal rules.

   Moreover, the asset manager plans to deliver the written notice stipulated in the Law Concerning Investment Trusts and Investment Corporations (the "ITL") promptly following the implementation of a valuation survey as stipulated in the ITL.

10. Future Prospects

   For a discussion of the impact of the acquisition of Property 1 through Property 4 on the Investment Corporation's management performance for the fiscal periods ending February 2008 (from September 1, 2007 to February 29, 2008) and August 2008 (from March 1, 2008 to August 31, 2008), please refer to the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)" that was released separately today.

[ENGLISH TRANSLATION]

[ATTACHMENT 1] Maps of the Properties

<Property 1>
[Map of Property 1 and the surrounding area has been omitted]

<Property 2>
[Map of Property 2 and the surrounding area has been omitted]

<Property 3>
[Map of Property 3 and the surrounding area has been omitted]

<Property 4> Wide-area Map
[Wide-area Map of Property 4 and the surrounding area has been omitted]

<Property 4> Detailed Map
[Detailed Map of Property 4 and the surrounding area has been omitted]

[ATTACHMENT 2] Photos of the Façade of the Properties

<Property 1>
[Photo of the façade of Property 1 has been omitted]

<Property 2>
[Photo of the façade of Property 2 has been omitted]

<Property 3>
[Photo of the façade of Property 3 has been omitted]

<Property 4>
[Photo of the façade of Property 4 has been omitted]

[ENGLISH TRANSLATION]

[ATTACHMENT 3] Portfolio List After Acquiring the Properties

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	7.20%
Central Area	Urban Area of Tokyo	Office A-2	Pacific Marks Shinjuku ParkSide	Shinjuku ward, Tokyo	15,100	6.01%
Central Area	Urban Area of Tokyo	Office A-3	Pacific Marks Tsukiji	Chuo ward, Tokyo	11,100	4.41%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.21%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.05%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East	Yokohama city, Kanagawa	7,110	2.83%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	1.87%
Central Area	Urban Area of Tokyo	Office A-8	Oomori City Building	Ota ward, Tokyo	3,920	1.56%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building	Minato ward, Tokyo	3,385	1.35%
Central Area	Urban Area of Tokyo	Office A-10	Pacific Marks Shibuya-Koendoori	Shibuya ward, Tokyo	3,050	1.21%
Central Area	Urban Area of Tokyo	Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Chuo ward, Tokyo	2,550	1.01%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke	Minato ward, Tokyo	2,450	0.97%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.87%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.69%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.68%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama	Yokohama city, Kanagawa	1,700	0.68%
Central Area	Urban Area of Tokyo	Office A-17	Pearl Iidabashi Building	Chiyoda ward, Tokyo	–	0.00%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.52%
Central Area	Urban Area of Tokyo	Office A-19	Iwamotocho 163 Building	Chiyoda ward, Tokyo	–	0.00%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.45%

EXHIBIT II.6

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-21	TS Hodogaya Building	Yokohama city, Kanagawa	–	0.00%
Central Area	Urban Area of Tokyo	Office A-22	Pacific Marks Shinkawa	Chuo ward, Tokyo	3,540	1.41%
Central Area	Urban Area of Tokyo	Office A-23	Pacific Marks Uchikanda	Chiyoda ward, Tokyo	2,060	0.82%
Central Area	Urban Area of Tokyo	Office A-24	Pacific Marks Mejiro	Toshima ward, Tokyo	2,008	0.80%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	6.01%
Central Area	Urban Area of Tokyo	Office A-26	Towa Hamamatsucho Building	Minato ward, Tokyo	7,000	2.78%
Central Area	Urban Area of Tokyo	Office A-27	Lila Hijirizaka	Minato ward, Tokyo	4,300	1.71%
Central Area	Urban Area of Tokyo	Office A-28	Jomo Aobadai Building	Meguro ward, Tokyo	3,050	1.21%
Central Area	Urban Area of Tokyo	Office A-29	Otsuka HT Building	Toshima ward, Tokyo	2,000	0.80%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	3.56%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi	Osaka city, Osaka	5,573	2.22%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya-Nishiki City Building	Nagoya city, Aichi	5,180	2.06%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Pacific Marks Esaka	Suita city, Osaka	14,500	5.77%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo city, Hokkaido	2,250	0.89%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building	Sapporo city, Hokkaido	1,225	0.49%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	12.65%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.39%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.47%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.57%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.45%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.00%
Central Area	Retail Properties in Central Areas	Retail A-7	Albore Sendai	Sendai city, Miyagi	3,100	1.23%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	6.01%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.27%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.12%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-2	Keiyo D2 Kariba I.C.	Yokohama city, Kanagawa	4,395	1.75%
–	Total	–	–	–	251,451	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficiary interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) The properties boxed in red represent the properties the Investment Corporation decided today to acquire and the properties boxed in blue represent the properties the Investment Corporation decided today to sell. Please refer to the "Notice of Sale of Assets," dated today, for details relating to the sale of the assets in question.

Exhibit II.7

Notice of Borrowing (Purchase of Interest Rate Cap), dated November 26, 2007 (English Translation).

[ENGLISH TRANSLATION]

November 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Purchase of Interest Rate Cap)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to purchase an interest rate cap as described below.

1. Reason for the Purchase of an Interest Rate Cap

   This purchase of an interest rate cap is intended to hedge the risk of interest rate fluctuations of Term Loan N (term: 2 years and 10 months; 2,000 million yen), which is to be drawn down by the Investment Corporation on November 29, 2007.

2. Details of the Interest Rate Cap Purchased

   [Term Loan N (term: 2 years and 10 months; 2,000 million yen)]

Seller:	Mitsubishi UFJ Trust and Banking Corporation
Notional principal:	2,000 million yen
Agreement date:	November 26, 2007
Start date:	December 27, 2007
End date:	September 27, 2010
Applicable interest rate:	3-month TIBOR (However, for the period between November 29, 2007 (inclusive) and December 26, 2007 (inclusive), 1-month TIBOR will be used.)
Interest rate reset date:	On the 27th day of every March, June, September and December (or the next business day when the interest rate reset date is not a business day, unless the next business

[ENGLISH TRANSLATION]

	day is in the following month in which case it shall be the business day immediately preceding the interest rate reset date).
Strike rate:	1.05%
Cap premium:	13,800,000 yen (0.69% of notional principal)

3. Future Prospects

Please refer to the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)" that was released separately today with respect to the impact of the above purchase of the interest rate cap on the Investment Corporation's performance for the fiscal periods ending February 2008 (from September 1, 2007 to February 29, 2008) and August 2008 (from March 1, 2008 to August 31, 2008).

4. Other

To hedge interest rate volatility risks that arise from the borrowing of Term Loan O, which was announced today, the Investment Corporation is considering entering into a hedging transaction in accordance with the financial policy stipulated in its investment policy. Please refer to the "Notice of Borrowings," dated today, for details relating to the borrowing of Term Loan O.

[Reference: About Interest Rate Caps]

If an interest rate cap is purchased, the seller of the interest rate cap pays the buyer of the interest rate cap an amount equivalent to the interest on the notional principal at a rate equal to the difference that the applicable interest rate rises above the strike rate when the applicable interest rate exceeds the strike rate. Consequently, the buyer of the interest rate cap can in effect hedge the interest rate burden that is in excess of the strike rate.

Exhibit II.8

Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period), dated November 26, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.8

[ENGLISH TRANSLATION]

November 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has revised its management forecasts for the fiscal periods ending February 2008 (fourth fiscal period: from September 1, 2007 to February 29, 2008) and August 2008 (fifth fiscal period: from March 1, 2008 to August 31, 2008) as follows:

1. Reason for the Revision

The Investment Corporation has decided to acquire and sell assets and to borrow funds as announced in the "Notice of Acquisition of Assets," "Notice of Sale of Assets" and "Notice of Borrowings," dated today. As a result, the Investment Corporation has revised the management forecasts at this time because it believes that the management forecasts for the fiscal periods ending February 2008 (fourth fiscal period) and August 2008 (fifth fiscal period) that were announced in the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended August 2007," dated October 19, 2007, will change.

[ENGLISH TRANSLATION]

2. Revised Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)

[Fiscal Period Ending February 2008 (Fourth Fiscal Period)]

	Operating Revenues (in millions of yen)	Operating Income (in millions of yen)	Ordinary Income (in millions of yen)	Net Income (in millions of yen)	Distribution per Unit (in yen)
Previous Forecasts (A)	8,132	4,178	2,831	2,831	11,000
Revised Forecasts (B)	8,870	4,767	3,346	3,346	13,000
Amount of Change (B – A)	738	589	515	515	2,000
Percentage Change (B – A) / A	9.0%	14.0%	18.1%	18.1%	18.1%

[Fiscal Period Ending August 2008 (Fifth Fiscal Period)]

	Operating Revenues (in millions of yen)	Operating Income (in millions of yen)	Ordinary Income (in millions of yen)	Net Income (in millions of yen)	Distribution per Unit (in yen)
Previous Forecasts (A)	8,377	4,462	3,013	3,013	11,700
Revised Forecasts (B)	8,608	4,629	3,166	3,166	12,300
Amount of Change (B – A)	231	167	153	153	600
Percentage Change (B – A) / A	2.7%	3.7%	5.0%	5.0%	5.1%

[Reference]

Expected number of investment units issued and outstanding at the end of each of the fiscal periods:

257,400 units

[ENGLISH TRANSLATION]

[Notes]

1. The "Previous Forecasts" refer to the management forecasts for the fiscal periods ending February 2008 and August 2008 that were announced on October 19, 2007 in the "Brief Statement of Periodic Financial Results and Forecasts for the Fiscal Period Ended August 2007."
2. The "Distribution per Unit" does not include distributions in excess of earnings. Furthermore, the Investment Corporation currently does not expect to make any distributions in excess of earnings.
3. The above forecasted figures are based on information currently available. Accordingly, the actual distribution per unit may vary. Moreover, the management forecasts set forth herein should not be construed as a guarantee of future distribution amounts.
4. The Investment Corporation may amend the above forecasts in the event it expects discrepancies in excess of a certain amount from the above forecasted figures.
5. Numbers have been rounded down to their nearest respective unit.

[ENGLISH TRANSLATION]

[ATTACHMENT]

Assumptions Underlying the Management Forecasts for the Fiscal Periods Ending February 2008 and August 2008

Item	Assumptions
Calculation Period	• Fiscal period ending February 2008: From September 1, 2007 to February 29, 2008 (182 days) • Fiscal period ending August 2008: From March 1, 2008 to August 31, 2008 (184 days)
Portfolio Assets	• The Investment Corporation has assumed that it would have a total of 43 properties in its portfolio, consisting of the assets it held at the end of the fiscal period ended August 2007 (third fiscal period) (40 properties), and taking into consideration the trust beneficiary interests representing beneficial interests in a trust that holds title to a property (the "trust beneficiary interests in real estate") acquired on October 30, 2007 (two properties, with respect to one of which the Investment Corporation terminated the trust promptly upon the acquisition of the trust beneficiary interests in real estate and thereby acquired direct title to such property from the trustee), the trust beneficiary interests in real estate to be acquired on November 28, 2007 (one property), the real estate and the trust beneficiary interests in real estate to be acquired on November 29, 2007 (one property each) and the trust beneficiary interests in real estate to be acquired on November 30, 2007 (one property) as well as, the trust beneficiary interests in real estate to be sold on November 27, 2007 (three properties). • The actual portfolio may vary as a result of changes in the portfolio assets.
Number of Investment Units Issued and Outstanding	• The Investment Corporation has assumed that the number of investment units issued and outstanding would be 257,400 units, which is the number of investment units issued and outstanding as of November 26, 2007. • The Investment Corporation has assumed that it would not issue additional investment units through August 31, 2008 (end of the fifth fiscal period).
Operating Revenues	• The Investment Corporation expects to earn ¥696 million in gain on sales of real estate for the fourth fiscal period. • The Investment Corporation has calculated rental revenue based on the abovementioned portfolio assets. For assets that the Investment Corporation has already acquired, rental revenue has been calculated based on the contractual rate specified in the lease agreements, to which the Investment Corporation made adjustments taking into consideration information regarding the competitiveness of each property, market environment, etc. For assets that the Investment Corporation is to acquire, rental revenue has been calculated based on the contractual rate specified in the lease agreements that were in effect as of the date nearest to the date on which the forecasts were calculated and information from the current titleholder (lease conditions, etc.), to which the Investment Corporation made adjustments taking into consideration certain factors

[ENGLISH TRANSLATION]

Item	Assumptions
	that may fluctuate. • The Investment Corporation has assumed no delinquencies or non-payment of rent by tenants when calculating operating revenues.
Operating Expenses	• Other than depreciation and amortization, expenses relating to the rental business, which constitute a principal component of operating expenses, have been calculated based on historical data (in the case of acquired assets) and based on documents and other information provided by current titleholders, etc. (in the case of assets to be acquired) taking into account factors that may result in a fluctuation of expenses. • When purchasing a property, the purchaser typically reimburses the prior titleholder at the time of purchase for a pro rata portion of real estate-related taxes (including municipal property taxes and city planning taxes) previously paid by the prior titleholder. However, since the Investment Corporation has been capitalizing the pro rata tax reimbursement it expects to pay as part of the acquisition cost, the Investment Corporation has not recognized the pro rata tax reimbursement of municipal property taxes and city planning taxes for acquired assets and assets to be acquired in the fiscal period ending February 2008 (fourth fiscal period) as an expense for the fiscal period ending February 2008. The Investment Corporation has assumed that the pro rata tax reimbursement of municipal property taxes and city planning taxes for the concerned assets, which is to be capitalized as part of the acquisition cost, would be approximately ¥13 million. • Repairs and maintenance expenses for the properties have been recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period due to various reasons, including the occurrence of repairs and maintenance expenses due to damages to property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. • The Investment Corporation has assumed that it would incur depreciation and amortization of approximately ¥969 million and approximately ¥1,004 million for the fiscal periods ending February 2008 (fourth fiscal period) and August 2008 (fifth fiscal period), respectively, calculated based on a straight line depreciation method and taking into consideration ancillary expenses associated with acquisitions.
Non-Operating Expenses	• The Investment Corporation has assumed that it would incur non-operating expenses of approximately ¥1,447 million for the fiscal period ending February 2008 (fourth fiscal period) and approximately ¥1,489 million for the fiscal period ending August 2008 (fifth fiscal period). • The Investment Corporation has assumed that it would incur interest expense, etc. of approximately ¥1,411 million for the fiscal period

[ENGLISH TRANSLATION]

Item	Assumptions
	ending February 2008 (fourth fiscal period) and approximately ¥1,456 million for the fiscal period ending August 2008 (fifth fiscal period).
Loans	• As of November 26, 2007, the Investment Corporation borrowed approximately ¥123,500 million in total from qualified institutional investors (as defined in Article 2, Paragraph 3, Item 1 of the Financial Instruments and Exchange Law of Japan; limited to financial instruments firms as defined in Article 39-32-3, Paragraph 2 of the Enforcement Ordinance of the Special Taxation Measures Law and firms defined in other Ministry of Finance Ordinances). (This amount includes the additional borrowings announced in the "Notice of Borrowings," dated November 26, 2007.) • The Investment Corporation has assumed that the total amount of its indebtedness would not change through August 31, 2008 (end of the fifth fiscal period).
Distributions per Unit	• The Investment Corporation has assumed that it would make distributions (distributions per unit) in accordance with its distribution policy set forth in its articles of incorporation. • The distributions (distributions per unit) may vary due to various factors such as changes in the portfolio composition, fluctuations in rental revenue due to tenant changes, incurrence of unexpected repairs and maintenance fees and other expenses, fluctuations in interest rates, and additional issuances of new investment units. • The Investment Corporation has assumed that it would distribute all of its earnings as distributions (distributions per unit).
Distributions in Excess of Earnings per Unit	• The Investment Corporation currently does not expect to make any cash distributions in excess of retained earnings (distributions in excess of retained earnings per unit).
Other	• The Investment Corporation has assumed that there would be no changes to laws and regulations, the taxation system, accounting standards, listing rules, or the rules of the Investment Trusts Association, etc. that will affect the foregoing expected figures. • The Investment Corporation has assumed that there would be no unforeseen material changes to general economic conditions or the real estate market, etc.

Exhibit II.9

Notice of Borrowings (Determination of Interest Rates), dated November 27, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.9

[ENGLISH TRANSLATION]

November 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

<u>Notice of Borrowings (Determination of Interest Rates)</u>

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the interest rates for the borrowings announced in the "Notice of Borrowings," dated November 26, 2007, have been determined as follows:

1. Details of the Determined Interest Rates

(a) Term Loan N (term: 2 years and 10 months)

(1) Loan amount:	2,000 million yen
(2) Lending financial institution:	The Chuo Mitsui Trust and Banking Company, Limited
(3) Interest rate:	JBA 1-month yen TIBOR + 0.4% (The rate on and after December 27, 2007 will be JBA 3-month yen TIBOR + 0.4%.) The rate applicable for the period between November 29, 2007 (inclusive) and December 26, 2007 (inclusive) is 1.03500%. The rate applicable on and after December 27, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged.

(b) Term Loan O (term: 3 years)

(1) Loan amount:	3,300 million yen
(2) Lending financial institution:	Aozora Bank, Ltd.

[ENGLISH TRANSLATION]

(3) Interest rate:	JBA 1-month yen TIBOR + 0.4% (The rate applicable for the period between December 29, 2007 (inclusive) and September 28, 2010 (inclusive) will be JBA 3-month yen TIBOR + 0.4%, and the rate applicable for the period between September 29, 2010 (inclusive) and November 28, 2010 (inclusive) will be JBA 2-month yen TIBOR + 0.4%.) The rate applicable for the period between November 29, 2007 (inclusive) and December 28, 2007 (inclusive) is 1.03500%. The rate applicable on and after December 29, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged.

2. Future Prospects

The Investment Corporation believes that the impact of the above determination of interest rates on its performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) is immaterial, and therefore has not made any changes to its performance forecasts.

Exhibit II.10

Notice of Acquisition of Asset, dated November 28, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.10

[ENGLISH TRANSLATION]

November 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Acquisition of Asset

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to acquire the following property as detailed below.

1. Overview of the Acquisition

(1) Property Number and Name	Retail B-1 Mallage Kashiwa <floor space expansion plan> (the "Property")
(2) Asset Type	Real estate (Note 1)
(3) Acquisition Price	2,267,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which the Real Estate Purchase Agreement with Conditions Precedent will be Entered into (Note 2)	November 28, 2007
(5) Scheduled Acquisition Date	A date no later than September 30, 2008 separately agreed to between the seller and the buyer
(6) Seller	Pacific Properties Investment Inc.
(7) Financing	To be determined
(8) Other	As the Property is under development, the Investment Corporation will carry out the acquisition process prescribed in its internal rules to verify whether the Property is in compliance with laws and regulations and whether the price of the Property is appropriate by obtaining engineering, appraisal and other reports from third parties after construction of the Property is

[ENGLISH TRANSLATION]

	completed. For purposes of constructing this Property, a land use lease agreement will be signed between the trustee and Pacific Properties Investment Inc. for the land that comprises the trust beneficiary interests owned by the Investment Corporation.

(Note 1) The Property will be constructed on the land that comprises the trust beneficiary interests owned by the Investment Corporation. For this reason, after construction of the Property is completed and the Investment Corporation acquires the Property in the form of real estate, the Investment Corporation plans to entrust and add the Property to the properties of Retail B-1 Mallage Kashiwa that are already held by the Investment Corporation in the form of trust beneficiary interests in real estate.

(Note 2) The agreement is subject to certain conditions, including a condition that the construction is completed in accordance with the drawings attached to the application for building verification, a condition that no issues are identified in the building diagnosis, a condition that confirmation is obtained that the Property is in compliance with the Building Standard Law and other applicable laws and regulations, and a condition that an inspection certificate is obtained.

Reasons for the Acquisition

The Investment Corporation will acquire the Property pursuant to its articles of incorporation and investment policy for the following reasons.

(1) Reason	Kashiwa City has growth potential as a commercial area because its population has increased due to factors such as the opening of the Tsukuba Express. With the goal of achieving further internal growth together with its existing building, which opened therein three years ago in June 2004, the Investment Corporation decided to acquire the Property in response to new openings of other competing shopping malls and in an effort to adjust its tenant composition in response to customer needs by increasing the types and categories of businesses currently lacking in the existing building.
(2) Property Characteristics	The Property is located approximately 2.0km north of Kashiwa Station on the JR Joban Line. The Property is suitably located for customers that visit by car as it is approximately 500m off National Route 16, a local major roadway. With a concentration of shopping centers, electronics retail stores and other large-scale stores as well as other facilities such as large-scale restaurants and bathing facilities nearby, the location is recognized as a base for roadside retail properties. While competition in the surrounding area has intensified due to the opening of new shopping centers and shopping malls one after another, the number of households in Kashiwa city is on the rise. In addition, a cabinet order designating Kashiwa city as a core city was promulgated in November 2007, which will become effective as of April 1, 2008. In light of these factors, this is an area where further market expansion can be expected.

[ENGLISH TRANSLATION]

2. Approach for the Acquisition of the Property

As announced in the "Notice of Filing under Large-Scale Retail Stores Location Law," dated August 9, 2007, the Investment Corporation's asset manager has been considering implementing a floor space expansion plan at Mallage Kashiwa for the following reasons:

(1) In the area where Mallage Kashiwa is located, new competitive suburban shopping centers and shopping malls have been opening one after another.
(2) To accommodate changes in the needs of customers, it may be necessary to supplement the tenant composition of Mallage Kashiwa to include businesses that are sought by customers but are not currently tenants.

Meanwhile, in consideration of the impact on the Investment Corporation of the so-called "development risks" (such as the risk of construction not being completed as scheduled or at all, risks associated with tenant solicitation and risks associated with price fluctuations) during the construction period of the floor space expansion (such as incurrence of additional costs, claims for damages and decreases in projected revenues), the asset manager decided to implement this floor space expansion plan with the cooperation of its sponsor, Pacific Management Corporation ("PMC"), and PMC's group companies based on the support agreement with PMC.

While construction of the Property is scheduled to commence in November 2007, the timing of completion of the construction is yet to be determined. By entering into a real estate purchase agreement with conditions precedent, the Investment Corporation strives to eliminate as much as possible the risk of construction not being completed as scheduled or at all, risks associated with price fluctuations and other risks stemming from uncertainties.

The asset manager believes that implementing this floor space expansion plan at Mallage Kashiwa will, together with the existing Mallage Kashiwa shopping mall, boost the competitiveness of Mallage Kashiwa within its area and contribute to maximizing returns for unitholders.

[ENGLISH TRANSLATION]

3. Description of the Asset to be Acquired

(1) Property Number and Name		Retail B-1 Mallage Kashiwa <floor space expansion plan>
(2) Type of Specified Asset		Real estate (Note 1)
(3) Scheduled Acquisition Price		2,267,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Location (Note 2)		2-1, 2-2, 2-3-1 and 2-4 Oyamadai, Kashiwa-shi, Chiba
(5) Use (Note 2)		Retail engaging in merchandising and vehicle parking lot
(6) Structure (Note 2)		S; 2F
(7) Area/Floor Space (Note 3)	Floor Space (Note 2)	10,165.53m^2
	Leasable Area	To be determined since construction is yet to be completed
(8) Form of Ownership (Note 3)		Ownership
(9) Scheduled Construction Completion Date		To be determined
(10) Collateral		Unsecured
(11) Other Items		None

(Note 1) After construction of the Property is completed and the Investment Corporation acquires the Property in the form of real estate, the Investment Corporation plans to entrust and add the Property to the properties of Retail B-1 Mallage Kashiwa that are already held by the Investment Corporation in the form of trust beneficiary interests in real estate.

(Note 2) "Location," "Use," "Structure" and "Area/Floor Space" are provided based on the information set forth in the application for building verification.

(Note 3) As the Property will be constructed on land held in the form of trust beneficiary interests owned by the Investment Corporation, the land on which the Property will be constructed is not being acquired.

4. Overview of the Valuation Survey Report (Real Estate Appraisal Report)

(1) Survey Agency		Toyo Property Co., Ltd.
(2) Valuation Date		November 1, 2007
(3) Surveyed Value		2,270,000,000 yen
(4) Price using the DCF Method		2,270,000,000 yen
	Discount Rate	6.8%
	Terminal Cap Rate	7.7%
(5) Price using the Building Residual Technique		2,320,000,000 yen
	Net Operating Income (NOI)	164,139 thousand yen
	Net Cash Flow (NCF)	166,393 thousand yen
	Cap Rate	6.8%
(6) Price using the Cost Approach (Note)		1,570,000,000 yen
(7) Relationship with the Investment Corporation or the Asset Manager		Toyo Property Co., Ltd. was entrusted with the valuation survey for Mallage Kashiwa (existing property).

(Note) As the Property will be constructed on land held in the form of trust beneficiary interests owned by the Investment Corporation, the land on which the Property will be constructed is not being acquired.

[ENGLISH TRANSLATION]

5. Overview of the Seller

(1) Company Name	Pacific Properties Investment Inc.
(2) Head Office Address	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
(3) Representative	Takanori Ishii, Director
(4) Paid-in Capital	3,000,000 yen (as of November 16, 2007)
(5) Major Shareholder	Pacific Management Corporation
(6) Line of Business	1. Holding, purchasing and selling real estate and brokerage businesses relating thereto 2. Businesses relating to leasing, maintaining and managing real estate 3. Investing in real estate, real estate securitization products, securities and other financial assets 4. Leasing, outsourcing operations of and managing rental housing, rental retail premises and rental office spaces 5. Developing, constructing, researching, planning, designing, managing real estate and consulting businesses relating thereto 6. All other businesses incidental or relating to the aforementioned items
(7) Relationship with the Investment Corporation or the Asset Manager	Pacific Properties Investment Inc. is a consolidated subsidiary of Pacific Management Corporation, a shareholder of the Investment Corporation's asset manager. Consequently, the company is deemed to be a related party of the asset manager (which has the same meaning as defined in the asset manager's policies regarding related party transactions (hereafter the same)). Pacific Management Corporation holds 100% of the asset manager's equity interest.

[ENGLISH TRANSLATION]

6. Status of Parties Relating to the Acquisition of the Property

Property Name (Location)	Retail B-1 Mallage Kashiwa <floor space expansion plan> (Kashiwa city, Chiba)	
Status of Titleholders, etc. to the Property	Scheduled Titleholder	Prior Titleholder
Name of Company/Person	Pacific Properties Investment Inc.	–
Relationship with Related Party	Consolidated subsidiary of the asset manager's parent company	No prior titleholder as this is a property under development
Acquisition Background, Reason, etc.	A property under development premised on the Investment Corporation acquiring the property	–
Acquisition Price (including other expenses)	–	–
Acquisition Timing	–	–

7. Overview of the Broker

There is no broker for this acquisition.

[ENGLISH TRANSLATION]

8. Matters concerning the Design, etc. of the Asset to be Acquired

Property Number and Name	Retail B-1 Mallage Kashiwa <floor space expansion plan>
(1) Owner (Note)	Sojitz Corporation
(2) Building Contractor	Fukuda Corporation
(3) Building Designer	Rui Design Room
(4) Structural Designer	Rui Design Room
(5) Building Verification Agency	Tokyo Bldg-Tech Center Co., Ltd.
(6) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Inc., an independent third party institution, to verify the data entered for, the assumptions used in, and the results of, the calculation provided in the structural calculation documents of the property. The Investment Corporation confirmed that the structural calculation documents and structural drawings in building verification procedures contain no particular items that suggest fabrication, etc. and no particular items that raise questions about the earthquake resistance compliance of the property with the Building Standard Law at the time of design, based on a written report that it received from Sompo Japan Risk Management, Inc. (report on the verification of structural calculation documents, etc.).

(Note) The owner has been entrusted with the business activities relating to the construction of the Property.

9. Related Party Transactions Involving the Asset Manager with respect to the Asset to be Acquired

In connection with transactions relating to the acquisition of the Property (acquisition and land use lease), the asset manager's Compliance Committee, which included an outside committee member, its Investment Committee and its board of directors have each deliberated and resolved to enter into such agreements with related parties in accordance with the asset manager's policies regarding related party transactions.

Moreover, the asset manager will deliver the written notice stipulated in the Law Concerning Investment Trusts and Investment Corporations (the "ITL") promptly following the implementation of a valuation survey as stipulated in the ITL after construction of the Property is completed.

[ENGLISH TRANSLATION]

10. Future Prospects

The Investment Corporation believes that there will be no particular impact of the acquisition of the Property on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008). The Investment Corporation will announce the impact of the acquisition of the Property on its management performance for the fiscal period ending August 2008 and subsequent fiscal periods once it has been determined after the acquisition timing and other details are finalized.

<Attachment 1> Map of the Property
<Attachment 2> Sketch of the Location of the Property
<Attachment 3> Portfolio List After Acquiring the Property

[ENGLISH TRANSLATION]

<ATTACHMENT 1> Map of the Property

[Map of the Property and the surrounding area has been omitted]

<ATTACHMENT 2> Sketch of the Location of the Property

[Sketch of the Location of the Property has been omitted.]

[ENGLISH TRANSLATION]

<ATTACHMENT 3> Portfolio List After Acquiring the Property

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	7.13%
Central Area	Urban Area of Tokyo	Office A-2	Pacific Marks Shinjuku ParkSide	Shinjuku ward, Tokyo	15,100	5.95%
Central Area	Urban Area of Tokyo	Office A-3	Pacific Marks Tsukiji	Chuo ward, Tokyo	11,100	4.37%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.18%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.03%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East	Yokohama city, Kanagawa	7,110	2.80%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	1.85%
Central Area	Urban Area of Tokyo	Office A-8	Oomori City Building	Ota ward, Tokyo	3,920	1.55%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building	Minato ward, Tokyo	3,385	1.33%
Central Area	Urban Area of Tokyo	Office A-10	Pacific Marks Shibuya-Koendoori	Shibuya ward, Tokyo	3,050	1.20%
Central Area	Urban Area of Tokyo	Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Chuo ward, Tokyo	2,550	1.01%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke	Minato ward, Tokyo	2,450	0.97%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.87%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.68%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.67%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama	Yokohama city, Kanagawa	1,700	0.67%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.00%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.51%
Central Area	Urban Area of Tokyo	Office A-22	Pacific Marks Shinkawa	Chuo ward, Tokyo	3,540	0.00%
Central Area	Urban Area of Tokyo	Office A-23	Pacific Marks Uchikanda	Chiyoda ward, Tokyo	2,060	0.44%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-24	Pacific Marks Mejiro	Toshima ward, Tokyo	2,008	0.00%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	1.40%
Central Area	Urban Area of Tokyo	Office A-26	Towa Hamamatsucho Building	Minato ward, Tokyo	7,000	0.81%
Central Area	Urban Area of Tokyo	Office A-27	Lila Hijirizaka	Minato ward, Tokyo	4,300	0.79%
Central Area	Urban Area of Tokyo	Office A-28	Jomo Aobadai Building	Meguro ward, Tokyo	3,050	5.95%
Central Area	Urban Area of Tokyo	Office A-29	Otsuka HT Building	Toshima ward, Tokyo	2,000	2.76%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	1.69%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi	Osaka city, Osaka	5,573	1.20%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya-Nishiki City Building	Nagoya city, Aichi	5,180	0.79%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Pacific Marks Esaka	Suita city, Osaka	14,500	3.53%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo city, Hokkaido	2,250	2.20%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building	Sapporo city, Hokkaido	1,225	2.04%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	5.72%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	0.89%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	0.48%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	12.53%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	1.38%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.46%
Central Area	Retail Properties in Central Areas	Retail A-7	Albore Sendai	Sendai city, Miyagi	3,100	0.57%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	0.44%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa <floor space expansion plan> (Note 5)	Kashiwa city, Chiba	2,267	1.00%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.22%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	5.95%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-2	Keiyo D2 Kariba I.C.	Yokohama city, Kanagawa	4,395	0.89%
–	Total (Note 6)	–	–	–	253,718	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficiary interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) "Mallage Kashiwa <floor expansion plan>" is a property that the Investment Corporation plans to acquire on "a date no later than September 30, 2008 separately agreed to between the seller and buyer."

(Note 6) This is the total value including the properties the Investment Corporation plans to acquire and does not correspond to the total value of assets acquired by the Investment Corporation.

Exhibit II.11

Notice of Filing of Shelf Registration Statement for Investment Corporation Bonds, dated November 28, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.11

[ENGLISH TRANSLATION]

November 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Filing of Shelf Registration Statement for Investment Corporation Bonds

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it filed a shelf registration statement for investment corporation bonds today with the Director-General of the Kanto Local Finance Bureau as follows.

(1) Amount to be issued:	150 billion yen
(2) Date on which shelf registration statement was filed:	November 28, 2007
(3) Scheduled issuance period:	From December 6, 2007 to December 5, 2009
(4) Use of funds:	The funds are scheduled to be used to fund the acquisition of Specified Assets as defined in Article 2, Paragraph 1 of the Law Concerning Investment Trusts and Investment Corporations of Japan, to repay debt financing, to redeem investment corporation bonds (including short-term investment corporation bonds), to refund deposits and guarantees, to pay for repairs and maintenance and as working capital, etc.

Exhibit II.12

Notice of Borrowing (Determination of Interest Rate), dated November 28, 2007 (English Translation).

[ENGLISH TRANSLATION]

November 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the interest rate for the borrowing announced in the "Notice of Borrowing," dated October 19, 2007, has been determined as follows:

1. Details of the Determined Interest Rate

(a) Term Loan M (term: 1 year)

(1) Loan amount:	12,000 million yen of the 15,000 million yen loan
(2) Lending financial institution:	Sumitomo Mitsui Banking Corporation
(3) Interest rate:	JBA 1-month yen TIBOR + 0.4% The rate applicable for the period between November 30, 2007 (inclusive) and December 29, 2007 (inclusive) is 1.03500%. The rate applicable on and after December 30, 2007 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged. Please refer to the "Notice of Borrowing (Determination of Interest Rate)," dated November 26, 2007, for the rate applicable for 3,000 million yen of the 15,000 million yen loan.

2. Future Prospects

The Investment Corporation believes that the impact of the above determination of

[ENGLISH TRANSLATION]

interest rate on its performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) is immaterial, and therefore has not made any changes to its performance forecasts.

Exhibit II.13

Notice of Borrowing (Purchase of Interest Rate Cap), dated November 28, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.13

[ENGLISH TRANSLATION]

November 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

<u>Notice of Borrowing (Purchase of Interest Rate Cap)</u>

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to purchase an interest rate cap as described below.

1. Reason for the Purchase of an Interest Rate Cap

   This purchase of an interest rate cap is intended to hedge the risk of interest rate fluctuations of Term Loan O (term: 3 years; 3,300 million yen), which is to be drawn down by the Investment Corporation on November 29, 2007.

2. Details of the Interest Rate Cap Purchased

   [Term Loan O (term: 3 years; 3,300 million yen)]

Seller:	Aozora Bank, Ltd.
Notional principal:	3,300 million yen
Agreement date:	November 28, 2007
Start date:	December 28, 2007
End date:	November 29, 2010
Applicable interest rate:	JBA 3-month yen TIBOR (However, for the period between September 29, 2010 (inclusive) and November 28, 2010 (inclusive), JBA 2-month yen TIBOR will be used.)
Interest rate reset date:	On the 29th day of every March, June, September and December (or the next business day when the interest rate reset date is not a business day, unless the next business

[ENGLISH TRANSLATION]

	day is in the following month in which case it shall be the business day immediately preceding the interest rate reset date).
Strike rate:	1.05%
Cap premium:	23,760,000 yen (0.72% of notional principal)

3. Future Prospects

The Investment Corporation believes that the impact of the above purchase of the interest rate cap on its performance for the fiscal periods ending February 2008 (from September 1, 2007 to February 29, 2008) and August 2008 (from March 1, 2008 to August 31, 2008) is immaterial, and therefore has not made any changes to its performance forecasts.

[Reference: About Interest Rate Caps]

If an interest rate cap is purchased, the seller of the interest rate cap pays the buyer of the interest rate cap an amount equivalent to the interest on the notional principal at a rate equal to the difference that the applicable interest rate rises above the strike rate when the applicable interest rate exceeds the strike rate. Consequently, the buyer of the interest rate cap can in effect hedge the interest rate burden that is in excess of the strike rate.

Exhibit II.14

Notice of Borrowing (Status of Interest-Bearing Debt), dated November 28, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.14

[ENGLISH TRANSLATION]

November 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt for its existing borrowings as follows:

[Status of Interest-Bearing Debt]

The figures for total assets and total liabilities as of the end of October 2007 have been calculated. Accordingly, the Investment Corporation hereby informs you of the status of its interest-bearing debt as set forth in the attachment.

The Investment Corporation will continue to inform you of changes in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month have been calculated.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of September 2007	As of the end of October 2007	Increase (Decrease)
Short-term loans (Note 1)	1,000	13,000	12,000
Current portion of long-term loans	17,000	17,000	–
Long-term loans	85,200	85,200	–
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	130,200	142,200	12,000
Debt ratio (Note 2)	50.0 %	52.2 %	2.2 %

(Note 1) Loans with a loan term of one year or less are treated as short-term loans.

(Note 2) About the Debt Ratio
The debt ratio as of the end of each month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- In calculating the debt ratio set forth in the loan agreements, the figures shown below are used as the figures for the respective items of the above-mentioned formula. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculation.

(in millions of yen)

	As of the end of September 2007	As of the end of October 2007
Total liabilities	150,302	166,285
Deposits, guarantees, etc. held in reserve	12,662 *1	18,875
Total assets	270,780	284,138
Difference between appraised value and acquisition price	16,955	16,985

*1 The total amount of deposits, guarantees, etc. as of the end of September 2007 was 18,162 million yen. However, 5,500 million yen of such amount was used for the management of principal-guaranteed yen-denominated deposits such as negotiable deposits, etc. or government bonds and government-guaranteed bonds. Such use was completed as of the end of October 2007.

The above figures have not yet been audited by the Investment Corporation's independent auditors and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.15

(Amended) Notice of Acquisition of Asset, dated November 28, 2007 (English Translation).

[ENGLISH TRANSLATION]

November 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

(Amended) Notice of Acquisition of Asset

The "Notice of Acquisition of Asset," dated today, released by Nippon Commercial Investment Corporation (the "Investment Corporation") contained certain errors. The Investment Corporation hereby corrects the errors as follows:

1. Amended Sections

   The percentage figures in the "Percentage of Total Acquisition Price (%)" column set forth in <ATTACHMENT 3> "Portfolio List After Acquiring the Property" to the "Notice of Acquisition of Asset"
   (Underlined portions of the attachment before and after amendment)

2. Other

   There are no other amendments to the "Notice of Acquisition of Asset."

[ENGLISH TRANSLATION]

<ATTACHMENT 3> Portfolio List After Acquiring the Property (Containing Incorrect Percentages)

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	7.13%
Central Area	Urban Area of Tokyo	Office A-2	Pacific Marks Shinjuku ParkSide	Shinjuku ward, Tokyo	15,100	5.95%
Central Area	Urban Area of Tokyo	Office A-3	Pacific Marks Tsukiji	Chuo ward, Tokyo	11,100	4.37%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.18%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.03%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East	Yokohama city, Kanagawa	7,110	2.80%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	1.85%
Central Area	Urban Area of Tokyo	Office A-8	Oomori City Building	Ota ward, Tokyo	3,920	1.55%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building	Minato ward, Tokyo	3,385	1.33%
Central Area	Urban Area of Tokyo	Office A-10	Pacific Marks Shibuya-Koendoori	Shibuya ward, Tokyo	3,050	1.20%
Central Area	Urban Area of Tokyo	Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Chuo ward, Tokyo	2,550	1.01%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke	Minato ward, Tokyo	2,450	0.97%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.87%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.68%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.67%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama	Yokohama city, Kanagawa	1,700	0.67%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	<u>0.00%</u>
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	<u>0.51%</u>
Central Area	Urban Area of Tokyo	Office A-22	Pacific Marks Shinkawa	Chuo ward, Tokyo	3,540	<u>0.00%</u>

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-23	Pacific Marks Uchikanda	Chiyoda ward, Tokyo	2,060	0.44%
Central Area	Urban Area of Tokyo	Office A-24	Pacific Marks Mejiro	Toshima ward, Tokyo	2,008	0.00%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	1.40%
Central Area	Urban Area of Tokyo	Office A-26	Towa Hamamatsucho Building	Minato ward, Tokyo	7,000	0.81%
Central Area	Urban Area of Tokyo	Office A-27	Lila Hijirizaka	Minato ward, Tokyo	4,300	0.79%
Central Area	Urban Area of Tokyo	Office A-28	Jomo Aobadai Building	Meguro ward, Tokyo	3,050	5.95%
Central Area	Urban Area of Tokyo	Office A-29	Otsuka HT Building	Toshima ward, Tokyo	2,000	2.76%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	1.69%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi	Osaka city, Osaka	5,573	1.20%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya-Nishiki City Building	Nagoya city, Aichi	5,180	0.79%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Pacific Marks Esaka	Suita city, Osaka	14,500	3.53%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo city, Hokkaido	2,250	2.20%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building	Sapporo city, Hokkaido	1,225	2.04%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	5.72%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	0.89%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	0.48%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	12.53%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	1.38%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.46%
Central Area	Retail Properties in Central Areas	Retail A-7	Albore Sendai	Sendai city, Miyagi	3,100	0.57%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	0.44%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa <floor space expansion plan> (Note 5)	Kashiwa city, Chiba	2,267	1.00%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.22%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	5.95%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-2	Keiyo D2 Kariba I.C.	Yokohama city, Kanagawa	4,395	0.89%
–	Total (Note 6)	–	–	–	253,718	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficiary interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) "Mallage Kashiwa <floor expansion plan>" is a property that the Investment Corporation plans to acquire on "a date no later than September 30, 2008 separately agreed to between the seller and buyer."

(Note 6) This is the total value including the properties the Investment Corporation plans to acquire and does not correspond to the total value of assets acquired by the Investment Corporation.

[ENGLISH TRANSLATION]

<ATTACHMENT 3> Portfolio List After Acquiring the Property (Containing Corrected Percentages)

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	7.13%
Central Area	Urban Area of Tokyo	Office A-2	Pacific Marks Shinjuku ParkSide	Shinjuku ward, Tokyo	15,100	5.95%
Central Area	Urban Area of Tokyo	Office A-3	Pacific Marks Tsukiji	Chuo ward, Tokyo	11,100	4.37%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.18%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.03%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East	Yokohama city, Kanagawa	7,110	2.80%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	1.85%
Central Area	Urban Area of Tokyo	Office A-8	Oomori City Building	Ota ward, Tokyo	3,920	1.55%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building	Minato ward, Tokyo	3,385	1.33%
Central Area	Urban Area of Tokyo	Office A-10	Pacific Marks Shibuya-Koendoori	Shibuya ward, Tokyo	3,050	1.20%
Central Area	Urban Area of Tokyo	Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Chuo ward, Tokyo	2,550	1.01%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke	Minato ward, Tokyo	2,450	0.97%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.87%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.68%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.67%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama	Yokohama city, Kanagawa	1,700	0.67%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.51%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.44%
Central Area	Urban Area of Tokyo	Office A-22	Pacific Marks Shinkawa	Chuo ward, Tokyo	3,540	1.40%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-23	Pacific Marks Uchikanda	Chiyoda ward, Tokyo	2,060	0.81%
Central Area	Urban Area of Tokyo	Office A-24	Pacific Marks Mejiro	Toshima ward, Tokyo	2,008	0.79%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	5.95%
Central Area	Urban Area of Tokyo	Office A-26	Towa Hamamatsucho Building	Minato ward, Tokyo	7,000	2.76%
Central Area	Urban Area of Tokyo	Office A-27	Lila Hijirizaka	Minato ward, Tokyo	4,300	1.69%
Central Area	Urban Area of Tokyo	Office A-28	Jomo Aobadai Building	Meguro ward, Tokyo	3,050	1.20%
Central Area	Urban Area of Tokyo	Office A-29	Otsuka HT Building	Toshima ward, Tokyo	2,000	0.79%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	3.53%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi	Osaka city, Osaka	5,573	2.20%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya-Nishiki City Building	Nagoya city, Aichi	5,180	2.04%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Pacific Marks Esaka	Suita city, Osaka	14,500	5.72%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo city, Hokkaido	2,250	0.89%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building	Sapporo city, Hokkaido	1,225	0.48%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	12.53%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.38%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.46%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.57%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.44%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	1.00%
Central Area	Retail Properties in Central Areas	Retail A-7	Albore Sendai	Sendai city, Miyagi	3,100	1.22%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	5.95%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa <floor space expansion plan> (Note 5)	Kashiwa city, Chiba	2,267	0.89%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.26%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.09%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-2	Keiyo D2 Kariba I.C.	Yokohama city, Kanagawa	4,395	1.73%
–	Total (Note 6)	–	–	–	253,718	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficiary interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) "Mallage Kashiwa <floor expansion plan>" is a property that the Investment Corporation plans to acquire on "a date no later than September 30, 2008 separately agreed to between the seller and buyer."

(Note 6) This is the total value including the properties the Investment Corporation plans to acquire and does not correspond to the total value of assets acquired by the Investment Corporation.

Exhibit II.16

Notice of Borrowing (Partial Early Repayment), dated December 19, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.16

[ENGLISH TRANSLATION]

December 19, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

<u>Notice of Borrowing (Partial Early Repayment)</u>

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to repay a portion of its borrowing in advance of the principal repayment date as follows:

1. Purpose of Early Repayment

   To enhance the efficient use of the Investment Corporation's cash reserves and to lower the interest rate burden by reducing the amount of interest-bearing debt.

2. Overview of Loan to be Repaid Early

   Term Loan M (term: 1 year)

(1) Lender:	Sumitomo Mitsui Banking Corporation
(2) Initial loan amount:	15,000 million yen
(3) Initial drawdown dates:	October 30, 2007 (first drawdown) November 28, 2007 (second drawdown)
(4) Applicable interest rates:	[Applicable interest rate for 12,000 million yen of the 15,000 million yen loan (first drawdown)] The rate applicable for the period between November 30, 2007 (inclusive) and December 27, 2007 (inclusive) is 1.03500%. [Applicable interest rate for 3,000 million yen of the 15,000 million yen loan (second drawdown)] The rate applicable for the period between November 28, 2007 (inclusive) and December 27, 2007 (inclusive) is 1.03750%.

[ENGLISH TRANSLATION]

	The interest rate reset date is set forth in the concerned loan agreement as the 30th day of every month. However, as December 30, 2007 is not a business day, the interest rate reset date has been moved up to an earlier business day pursuant to the concerned agreement.
(5) Principal repayment date:	October 30, 2008
(6) Collateral/Guarantee:	Unsecured and non-guaranteed
(7) Scheduled date for partial early repayment:	December 28, 2007
(8) Amounts subject to partial early repayment:	1,000 million yen
(9) Other:	On and after December 28, 2007, one interest rate will be applied to the outstanding balance of both the first and second drawdowns. The rate applicable on and after December 28, 2007 to the outstanding 14,000 million yen will be announced once it has been determined.

3. Future Prospects

The Investment Corporation believes that the impact of the above partial early repayment of a portion of its borrowing on its performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) is immaterial, and therefore has not made any changes to its performance forecasts.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Partial Early Repayment	After Partial Early Repayment	Increase (Decrease)
Short-term loans	16,000	15,000	(1,000)
Current portion of long-term loans	17,000	17,000	–
Long-term loans	90,500	90,500	–
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	150,500	149,500	(1,000)

The debt ratio as of the end of December, which is calculated by using the below formula, will be announced once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.17

Notice of Acquisition of Asset, dated December 20, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.17

[ENGLISH TRANSLATION]

December 20, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Acquisition of Asset

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to acquire the following property as detailed below.

1. Overview of the Acquisition

(1) Property Number and Name	Office A-30 San-Esu Building (the "Property")
(2) Asset Type	Real estate
(3) Acquisition Price	5,100,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Scheduled Date on which the Purchase Agreement will be Entered into	December 21, 2007
(5) Scheduled Acquisition Date	February 29, 2008
(6) Seller	St. GRANDE Co.,Ltd
(7) Financing	To be determined

[ENGLISH TRANSLATION]

2. Reasons for the Acquisition

The Investment Corporation will acquire the Property pursuant to its articles of incorporation and investment policy for the following reason.

(1) Reason	The Property is an office property located in the Shinjuku/Ikebukuro Zone of the urban area of Tokyo, as designated by the Investment Corporation, that meets the Investment Corporation's acquisition requirements (size, location, etc.). In addition, the Investment Corporation has determined that by acquiring the Property it may be able to enhance the growth potential and stability of its portfolio.
(2) Property Characteristics	(i) Location Attributes The Property is located within an approximately 3-minute walking distance from and to the east of the New South Exit of JR Shinjuku Station and within an approximately 3-minute walking distance from and to the south of Tokyo Metro Shinjuku-sanchome Station. Facing the Shinjuku 4-Chome Intersection where Koshu Kaido and Meiji Dori intersect, the Property is recognized as having high visibility and the strong ability to attract customers. Considering the visibility and rare location of the building, the Investment Corporation believes that tenant demand can be anticipated from an array of businesses and that tenant demand for use of the Property as a retail store or sales office space is high. (ii) Building Features The Property is structured in a way that makes the 2nd floor a mezzanine floor, and both the 1st and 2nd floors are directly accessible from the street via an external staircase. In addition, a large imaging device has been installed on the building wall surface, which is highly visible from the Shinjuku 4-Chome Intersection. Furthermore, because it is possible to create advertising space on the 1st floor, the exterior and the rooftop of the Property, income such as advertising fees can also be expected.

[ENGLISH TRANSLATION]

3. Description of the Asset to be Acquired

(1) Property Number and Name		Office A-30 San-Esu Building
(2) Type of Specified Asset		Real estate
(3) Acquisition Price		5,100,000,000 yen (excluding acquisition costs, taxes and dues, consumption taxes, etc.)
(4) Location (residential indication)		4-2-16 Shinjuku, Shinjuku-ku, Tokyo
(5) Use (Note 1)		Office and retail
(6) Structure		SRC with flat roof; 10F
(7) Area/Floor Space	Lot Size (Note 2)	257.87m^2
	Floor Space (Note 2)	2,038.70m^2
	Leasable Area (Note 3)	1,846.11m^2
(8) Form of Ownership	Land	Ownership
	Building	Ownership
(9) Construction Completion Date		August 29, 1985
(10) PML	PML Percentage	7.67%
	Entrusted Research Firm	Sompo Japan Risk Management, Inc.
(11) Tenant Conditions	Total No. of Tenants (Note 4)	– (9) (as of December 20, 2007)
	Occupancy Rate (Note 5)	87.2% (as of December 20, 2007)
(12) Collateral		Unsecured
(13) Other Items		1. With respect to the workpiece (side billboard) installed at the Property, the road area use permit has not yet been obtained. The required road area use permit is scheduled to be obtained for the side billboard promptly following the Investment Corporation's acquisition of the Property. 2. Surface rights for part of the Property's land have been established by the Tokyo Metropolitan Government for the purpose of owning an underground business facility for high-speed trains. Under the relevant agreement establishing such surface rights, it has been agreed that the method for design and construction, etc. shall be discussed in advance with the Tokyo Metropolitan Government when constructing a building or other workpiece on the Property and that the load on the underground business facility for high-speed trains as a result of such building or other workpiece shall be no more than 9 tons per 1m^2 of the ground surface. 3. The ventilation duct of the Property's building crosses the boundary into the land adjacent to the

[ENGLISH TRANSLATION]

	west side of the Property. The current titleholder of the Property is scheduled to sign a memorandum of understanding with the titleholder of the land adjacent to the west side of the Property before the Investment Corporation acquires the Property. 4. The Property is in violation of the Building Standard Law, the Fire Service Law and the Tokyo Metropolitan Ordinance on Outdoor Advertising Materials, etc. All of these violations are expected to be cured by the seller at the seller's expense before the Investment Corporation acquires the Property.

(Note 1) "Use" indicates the use of the portion that is to be acquired as recorded in the real estate registry.

(Note 2) "Area/Floor Space" indicates the sum total of the area/floor space of the portion that is to be acquired as recorded in the real estate registry.

(Note 3) "Leasable Area" indicates the area of the portion that is to be acquired by the Investment Corporation within the Property that may be leased, based on information received from the current titleholder of the Property.

(Note 4) "Total No. of Tenants" is indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

(Note 5) As of the date of this document, the seller has received advance notices of cancellation of the lease agreement from three tenants (cancellation for 235.488m^2 on December 31, 2007, 40.51m^2 on January 31, 2008 and 210.60m^2 on May 31, 2008). The occupancy rate after the departure of such tenants is expected to be 60.9%.

4. Overview of the Real Estate Appraisal Report

(1) Real Estate Appraiser		Daiwa Real Estate Appraisal Co., Ltd.
(2) Appraised Date		November 30, 2007
(3) Appraised Price		4,840,000,000 yen
(4) Capitalized Value using the Direct Capitalization Method		5,030,000,000 yen
	Net Operating Income (NOI) from Property Leasing Activities	217,782 thousand yen
	Net Cash Flow (NCF)	216,423 thousand yen
	Cap Rate	4.3%
(5) Price using the DCF Method		4,760,000,000 yen
	Discount Rate	4.0%
	Terminal Cap Rate	4.5%
(6) Price using the Cost Approach		2,050,000,000 yen
	Land Ratio	91.0%
	Building Ratio	9.0%
(7) Relationship with the Investment Corporation or the Asset Manager		None

[ENGLISH TRANSLATION]

5. Overview of the Seller

(1) Company Name	St. GRANDE Co.,Ltd
(2) Head Office Address	1-5-2 Ebisu-Minami, Shibuya-ku, Tokyo
(3) Representative	Seiko Iwata, Representative Director
(4) Paid-in Capital	30 million yen (as of December 11, 2007)
(5) Major Shareholder	Undisclosed by the seller.
(6) Line of Business	1. Purchasing, selling, brokering, leasing, managing and appraising real estate 2. Operating restaurants 3. Purchasing and selling used and antique items 4. Management consulting business 5. Selling clothing 6. Non-life insurance agency work 7. Agency work relating to soliciting life insurance 8. Mail order business 9. All other businesses incidental to the aforementioned items
(7) Relationship with the Investment Corporation or the Asset Manager	None

6. Status of Parties Relating to the Acquisition of the Property

Property Name (Location)	Office A-30 San-Esu Building (Shinjuku ward, Tokyo)
	Status of Titleholders, etc. to the Property
Name of Company/Person	St. GRANDE Co.,Ltd
Relationship with Related Party	A party other than a related party
Acquisition Background, Reason, etc.	–
Acquisition Price (including other expenses)	–
Acquisition Timing	–

[ENGLISH TRANSLATION]

7. Overview of the Broker

(1) Company Name	Sun Frontier Fudousan Co., Ltd.
(2) Head Office Address	1-2-2 Yurakucho, Chiyoda-ku, Tokyo
(3) Representative	Tomoaki Horiguchi, Representative Director
(4) Commission	153,060,000 yen (excluding consumption tax, local consumption tax, etc.)
(5) Relationship with the Investment Corporation or the Asset Manager	None

8. Matters concerning the Design, etc. of the Asset to be Acquired

Property Number and Name	Office A-30 San-Esu Building
(1) Owner	San-Esu Building K.K.
(2) Building Contractor	Kumagai Gumi Co., Ltd.
(3) Building Designer	Forte Kenchiku Jimusho K.K.
(4) Structural Designer	Forte Kenchiku Jimusho K.K.
(5) Building Verification Agency	Local government building official (Shinjuku ward)
(6) Building Verification Inspection Agency	Local government building official (Shinjuku ward)
(7) Special Notation	The Investment Corporation asked Sompo Japan Risk Management, Inc., an independent third party institution, to verify the data entered for, the assumptions used in, and the results of, the calculation provided in the structural calculation documents of the property. The Investment Corporation confirmed that the structural calculation documents and structural drawings contain no particular items that suggest fabrication, etc. and no particular items that raise questions about the earthquake resistance compliance of the property with the Building Standard Law at the time of design, based on a written report that it received from Sompo Japan Risk Management, Inc. (report on the verification of structural calculation documents, etc.).

9. Other

In connection with the acquisition of the Property, the asset manager's Compliance Committee, which included an outside committee member, its Investment Committee and its board of directors have each deliberated and resolved to enter into such agreements with related parties.

Moreover, the asset manager plans to deliver the written notice stipulated in the Law Concerning Investment Trusts and Investment Corporations (the "ITL") promptly following the implementation of a valuation survey as stipulated in the ITL.

[ENGLISH TRANSLATION]

10. Future Prospects

The Investment Corporation will announce the impact of the acquisition of the Property on its management performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been determined after taking into consideration future conditions.

<Attachment 1> Map of the Property
<Attachment 2> Photo of the Façade of the Property
<Attachment 3> Portfolio List After Acquiring the Property

[ENGLISH TRANSLATION]

<ATTACHMENT 1> Map of the Property

[Map of the Property and the surrounding area has been omitted]

<ATTACHMENT 2> Photo of the Façade of the Property

[Photo of the façade of the Property has been omitted]

[ENGLISH TRANSLATION]

<ATTACHMENT 3> Portfolio List After Acquiring the Property

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	6.99%
Central Area	Urban Area of Tokyo	Office A-2	Pacific Marks Shinjuku ParkSide	Shinjuku ward, Tokyo	15,100	5.83%
Central Area	Urban Area of Tokyo	Office A-3	Pacific Marks Tsukiji	Chuo ward, Tokyo	11,100	4.29%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.12%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	2.97%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East	Yokohama city, Kanagawa	7,110	2.75%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	1.82%
Central Area	Urban Area of Tokyo	Office A-8	Oomori City Building	Ota ward, Tokyo	3,920	1.51%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building	Minato ward, Tokyo	3,385	1.31%
Central Area	Urban Area of Tokyo	Office A-10	Pacific Marks Shibuya-Koendoori	Shibuya ward, Tokyo	3,050	1.18%
Central Area	Urban Area of Tokyo	Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Chuo ward, Tokyo	2,550	0.99%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke	Minato ward, Tokyo	2,450	0.95%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.85%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	1,730	0.67%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.66%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama	Yokohama city, Kanagawa	1,700	0.66%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	1,300	0.50%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.43%
Central Area	Urban Area of Tokyo	Office A-22	Pacific Marks Shinkawa	Chuo ward, Tokyo	3,540	1.37%
Central Area	Urban Area of Tokyo	Office A-23	Pacific Marks Uchikanda	Chiyoda ward, Tokyo	2,060	0.80%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-24	Pacific Marks Mejiro	Toshima ward, Tokyo	2,008	0.78%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	5.83%
Central Area	Urban Area of Tokyo	Office A-26	Towa Hamamatsucho Building	Minato ward, Tokyo	7,000	2.70%
Central Area	Urban Area of Tokyo	Office A-27	Lila Hijirizaka	Minato ward, Tokyo	4,300	1.66%
Central Area	Urban Area of Tokyo	Office A-28	Jomo Aobadai Building	Meguro ward, Tokyo	3,050	1.18%
Central Area	Urban Area of Tokyo	Office A-29	Otsuka HT Building	Toshima ward, Tokyo	2,000	0.77%
Central Area	Urban Area of Tokyo	Office A-30	San-Esu Building	Shinjuku ward, Tokyo	5,100	1.97%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	3.46%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi	Osaka city, Osaka	5,573	2.15%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya-Nishiki City Building	Nagoya city, Aichi	5,180	2.00%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Pacific Marks Esaka	Suita city, Osaka	14,500	5.60%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo city, Hokkaido	2,250	0.87%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building	Sapporo city, Hokkaido	1,225	0.47%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	12.29%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.35%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.43%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.56%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.43%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	0.98%
Central Area	Retail Properties in Central Areas	Retail A-7	Albore Sendai	Sendai city, Miyagi	3,100	1.20%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	5.83%
			Mallage Kashiwa <floor space expansion plan>		2,267	0.88%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.24%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.03%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-2	Keiyo D2 Kariba I.C.	Yokohama city, Kanagawa	4,395	1.70%
–	Total	–	–	–	258,818	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficiary interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

Exhibit II.18

Notice of Borrowings (Determination of Interest Rates), dated December 25, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.18

[ENGLISH TRANSLATION]

December 25, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowings (Determination of Interest Rates)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that a decision has been made to change the interest rates of its existing borrowings as follows:

1. Details of the Changes

(a) Term Loan B (term: 2 years)

(1) Loan amount:	17,000 million yen
(2) Lending financial institutions:	Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd. The Sumitomo Trust and Banking Co., Ltd. The 77 Bank, Ltd. The Ibaraki Bank, Ltd. The Shinwa Bank, Ltd. The Nishi-Nippon City Bank, Ltd.
(3) Interest rate before change:	1.19667%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.35%. The rate applicable for the period between December 27, 2007 (inclusive) and March 26, 2008 (inclusive) is 1.22083%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged. Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR)

is, in effect, capped at 0.95%.

(b) Term Loan C (term: 3 years)

(1) Loan amount:	38,000 million yen
(2) Lending financial institutions:	Sumitomo Mitsui Banking Corporation Aozora Bank, Ltd. Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited The Sumitomo Trust and Banking Co., Ltd. Resona Bank, Limited Mitsui Sumitomo Insurance Company, Limited The Norinchukin Bank
(3) Interest rate before change:	1.24667%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.40%. The rate applicable for the period between December 27, 2007 (inclusive) and March 26, 2008 (inclusive) is 1.27083%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged. Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

(c) Term Loan D (term: 2 years and 10 months)

(1) Loan amount:	3,500 million yen
(2) Lending financial institution:	The Chuo Mitsui Trust and Banking Company, Limited
(3) Interest rate before change:	1.24667%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.40%. The rate applicable for the period between December 27, 2007 (inclusive) and March 26, 2008 (inclusive) is 1.27083%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged. Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

(d) Term Loan E (term: 2 years and 9 months)

(1) Loan amount:	2,200 million yen
(2) Lending financial institution:	The Chuo Mitsui Trust and Banking Company, Limited
(3) Interest rate before change:	1.24667%

(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.40%. The rate applicable for the period between December 27, 2007 (inclusive) and March 26, 2008 (inclusive) is 1.27083%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged. Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

(e) Term Loan H (term: 1 year)

(1) Loan amount:	1,000 million yen
(2) Lending financial institutions:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Chiba Bank, Ltd.
(3) Interest rate before change:	1.14667%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.3%. The rate applicable for the period between December 27, 2007 (inclusive) and March 26, 2008 (inclusive) is 1.17083%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged.

(f) Term Loan I (term: 1.5 years)

(1) Loan amount:	16,500 million yen
(2) Lending financial institutions:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Shinkumi Federation Bank Mizuho Corporate Bank, Ltd. Shinsei Bank, Limited Aozora Bank, Ltd.
(3) Interest rate before change:	1.17167%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.325%. The rate applicable for the period between December 27, 2007 (inclusive) and March 26, 2008 (inclusive) is 1.19583%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged.

(g) Term Loan J (term: 3 years)

(1) Loan amount:	13,000 million yen

[ENGLISH TRANSLATION]

(2) Lending financial institutions:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Shinsei Bank, Limited Aozora Bank, Ltd. The Sumitomo Trust and Banking Co., Ltd.
(3) Interest rate before change:	1.24667%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.40%. The rate applicable for the period between December 27, 2007 (inclusive) and March 26, 2008 (inclusive) is 1.27083%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged. Due to the execution of an interest rate swap agreement, the applicable interest rate is, in effect, fixed at 1.627% for 7,000 million yen of the 13,000 million yen loan and at 1.610% for 6,000 million yen of the 13,000 million yen loan.

(h) Term Loan N (term: 2 years and 10 months)

(1) Loan amount:	2,000 million yen
(2) Lending financial institution:	The Chuo Mitsui Trust and Banking Company, Limited
(3) Interest rate before change:	1.03500%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.4%. The rate applicable for the period between December 27, 2007 (inclusive) and March 26, 2008 (inclusive) is 1.27083%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged. Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

2. Future Prospects

The Investment Corporation will announce the impact of the above changes in interest rate on its performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been determined after taking into consideration future conditions.

Exhibit II.19

Notice of Borrowings (Determination of Interest Rates), dated December 26, 2007 (English Translation).

[ENGLISH TRANSLATION]

December 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowings (Determination of Interest Rates)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that a decision has been made to change the interest rates of its existing borrowings as follows:

1. Details of the Changes

(a) Term Loan F (Tranche A) (term: 5 years)

(1) Loan amount:	5,000 million yen
(2) Lending financial institutions:	Sumitomo Mitsui Banking Corporation Sompo Japan Insurance Inc. The Sumitomo Trust and Banking Co., Ltd. The Hiroshima Bank, Ltd. The Mie Bank, Ltd.
(3) Interest rate before change:	1.34750%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.50%. The rate applicable for the period between December 28, 2007 (inclusive) and March 30, 2008 (inclusive) is 1.37167%. The rate applicable on and after March 31, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged. Due to the execution of an interest rate swap agreement, the applicable interest rate is, in effect, fixed at 2.190%.

(b) Term Loan M (term: 1 year)

[ENGLISH TRANSLATION]

(1) Loan amount (Note):	14,000 million yen
(2) Lending financial institution:	Sumitomo Mitsui Banking Corporation
(3) Interest rate before change:	[Applicable interest rate for 12,000 million yen of the 15,000 million yen loan (first drawdown)] The rate applicable for the period between November 30, 2007 (inclusive) and December 27, 2007 (inclusive) is 1.03500%. [Applicable interest rate for 3,000 million yen of the 15,000 million yen loan (second drawdown)] The rate applicable for the period between November 28, 2007 (inclusive) and December 27, 2007 (inclusive) is 1.03750%.
(4) Interest rate after change:	JBA 1-month yen TIBOR + 0.40%. The rate applicable for the period between December 28, 2007 (inclusive) and January 29, 2008 (inclusive) is 1.19667%. The rate applicable on and after January 30, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged.

(Note) The Investment Corporation has decided to repay 1,000 million yen of the initial 15,000 million yen loan amount on December 28, 2007, prior to the principal repayment date. Please refer to the "Notice of Borrowing (Partial Early Repayment)," dated December 19, 2007, for the details relating to the partial early repayment.

(c) Term Loan O (term: 3 years)

(1) Loan amount:	3,300 million yen
(2) Lending financial institution:	Aozora Bank, Ltd.
(3) Interest rate before change:	1.03500%
(4) Interest rate after change:	JBA 3-month yen TIBOR + 0.4%. (The rate applicable for the period between September 29, 2010 (inclusive) ~ November 28, 2010 (inclusive) will be JBA 2-month yen TIBOR + 0.4%.) The rate applicable for the period between December 28, 2007 (inclusive) and March 30, 2008 (inclusive) is 1.27167%. The rate applicable on and after March 31, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged. Due to the purchase of an interest rate cap, the applicable interest rate (JBA 3-month TIBOR) is, in effect, capped at 1.05%.

[ENGLISH TRANSLATION]

2. Future Prospects

   The Investment Corporation will announce the impact of the above changes in interest rate on its performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been determined after taking into consideration future conditions.

Exhibit II.20

(Amended) Notice of Borrowings (Determination of Interest Rates), dated December 26, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.20

[ENGLISH TRANSLATION]

December 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

(Amended) Notice of Borrowings (Determination of Interest Rates)

The "Notice of Borrowings (Determination of Interest Rates)" released today by Nippon Commercial Investment Corporation (the "Investment Corporation") contained certain errors. The Investment Corporation hereby corrects the errors as follows:

1. Amended Sections (the amended sections before and after amendment are underlined)

[Error]

1. Details of the Changes

(b) Term Loan M: (Note)

(preceding text omitted)

(Note) The Investment Corporation has decided to repay 1,000 million yen of the initial 15,000 million yen loan amount on December 28, 2007, prior to the principal repayment date. Please refer to the "Notice of Borrowing (Partial Early Repayment)," dated December 19, 2007, for the details relating to the partial early repayment.

(c) Term Loan O: (4) Interest rate after change
JBA 3-month yen TIBOR + 0.4%.
(The rate applicable for the period between September 29, 2010 (inclusive) ~ November 28, 2010 (inclusive) will be JBA 2-month yen TIBOR + 0.4%.)

(rest of text omitted)

[ENGLISH TRANSLATION]

[Amendment]

1. Details of the Changes

   (b) Term Loan M: (Note)

   (Note) The Investment Corporation has decided to repay 1,000 million yen of the initial 15,000 million yen loan amount on December 28, 2007, prior to the principal repayment date. Please refer to the "Notice of Borrowing (Partial Early Repayment)," dated December 19, 2007, for the details relating to the partial early repayment.*

   (c) Term Loan O: (4) Interest rate after change
   JBA 3-month yen TIBOR + 0.4%.
   (The rate applicable for the period between September 29, 2010 (inclusive) and November 28, 2010 (inclusive) will be JBA 2-month yen TIBOR + 0.4%.)

(rest of text omitted)

2. Future Prospects

   There are no other amendments to the "Notice of Borrowings (Determination of Interest Rates)."

* Translator's Note: This amendment corrects a typographical error in the original Japanese version for the phrase "Partial Early Repayment." This typographical error, however, does not affect the English translation.

Exhibit II.21

Notice of Borrowing (Status of Interest-Bearing Debt), dated December 27, 2007 (English Translation).

FILE NO. 82-35064
EXHIBIT II.21

[ENGLISH TRANSLATION]

December 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt for its existing borrowings as follows:

[Status of Interest-Bearing Debt]

The figures for total assets and total liabilities as of the end of November 2007 have been calculated. Accordingly, the Investment Corporation hereby informs you of the status of its interest-bearing debt as set forth in the attachment.

The Investment Corporation will continue to inform you of changes in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month have been calculated.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of October 2007	As of the end of November 2007	Increase (Decrease)
Short-term loans (Note 1)	13,000	16,000	3,000
Current portion of long-term loans	17,000	17,000	–
Long-term loans (excluding current portion)	85,200	90,500	5,300
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	142,200	150,500	8,300
Debt ratio (Note 2)	52.2 %	53.9 %	1.7 %

(Note 1) Loans with a loan term of one year or less are treated as short-term loans.

(Note 2) About the Debt Ratio
The debt ratio as of the end of each month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- In calculating the debt ratio set forth in the loan agreements, the figures shown below are used as the figures for the respective items of the above-mentioned formula. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculation.

(in millions of yen)

	As of the end of October 2007	As of the end of November 2007
Total liabilities	166,285	172,373
Deposits, guarantees, etc. held in reserve	18,875	13,643 *1
Total assets	284,138	291,513
Difference between appraised value and acquisition price	16,985	16,390

*1 The total amount of deposits, guarantees, etc. as of the end of November 2007 was 19,143 million yen. However, 5,500 million yen of such amount was used for the management of principal-guaranteed yen-denominated deposits such as negotiable deposits, etc. or government bonds and government-guaranteed bonds.

The above figures have not yet been audited by the Investment Corporation's independent auditors and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.22

(Follow-Up) Notice of Examination of Escalators, dated December 27, 2007 (English Translation).

[ENGLISH TRANSLATION]

December 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

(Follow-Up) Notice of Examination of Escalators

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of measures taken in respect of the protection plates installed at the crossover sections of escalators (the "protection plates") announced in the "Notice of Examination of Escalators," dated October 31, 2007, as follows:

[Protection Plates]

Property No. and Name	Measures
Retail A-01 Shinsaibashi OPA Honkan	The escalators were duly installed in accordance with the standards in effect at the time of installation and are in compliance with applicable laws and regulations. Nevertheless, the Investment Corporation conducted and completed the installation of protection plates to meet the standards currently in effect from the standpoint of safety.
Retail A-02 Shinsaibashi OPA Kireikan	
Retail C-01 Ito-Yokado Owariasahi (Note)	
Retail B-02 Bellfa Uji	The escalators were duly installed in accordance with the standards in effect at the time of installation and are in compliance with applicable laws and regulations. Nevertheless, the Investment Corporation will consider taking appropriate measures to meet the standards currently in effect to the extent necessary from the standpoint of safety.

(Note) The escalators installed at Ito-Yokado Owariasahi are tenant assets. Therefore, the concerned installation was conducted by the tenant. The Investment Corporation has received confirmation from the tenant that it has completed the concerned installation.

Exhibit II.23

Notice of Personnel Change at Asset Manager, dated January 8, 2008 (English Translation).

FILE NO. 82-35064
EXHIBIT II.23

[ENGLISH TRANSLATION]

January 8, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Personnel Change at Asset Manager

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following decision on the change in director (part-time) at Pacific Commercial Investment Corporation, the asset manager (the "Asset Manager") to which the Investment Corporation entrusts the management of its assets.

1. Change of Director (part-time)

The Asset Manager decided at a meeting of its board of directors held today to recommend the following person as a candidate for director (part-time) to the Asset Manager's extraordinary general meeting of shareholders, which is scheduled to be held on January 15, 2008.

[Director (part-time) Candidate (effective as of January 15, 2008)]
Masayuki Kobayashi (new appointment)

A notice has been received from Mr. Yasuyoshi Komoto, director (part-time), expressing his intention to resign from his position as of the end of the extraordinary general meeting of shareholders scheduled to be held on January 15, 2008.

[ENGLISH TRANSLATION]

2. Other

This change of director (part-time) will be reported to the Commissioner of the Financial Services Agency in accordance with the provisions of the Financial Instruments and Exchange Law.

In addition, pursuant to the provisions of the Building Lots and Buildings Transaction Business Law, this change will be reported to the Minister of Land, Infrastructure, Transport and Tourism as a change relating to the discretionary transaction agent license, and to the Governor of Tokyo as a change in the entry in the registry of real estate transaction service professionals.

<Attachment>
Profile of Director to be Newly Appointed

[ENGLISH TRANSLATION]

<ATTACHMENT>

Profile of Director (part-time) to be Newly Appointed

Title	Name	Profile	
Director (part-time)	Masayuki Kobayashi	April 1984	Joined Tokyu Construction Co., Ltd.
		August 2001	Joined Lumenis Japan Co. Ltd.
		June 2002	Joined Pacific Management Corporation
		July 2005	Appointed as Executive Officer (current position)
		October 2007	Joined Pacific Investment Advisors Corporation as Director (part-time) (current position)
		January 2008	Expected to join Pacific Commercial Investment Corporation as Director (part-time)

Exhibit II.24

Notice of Organizational and Personnel Changes at Asset Manager, dated January 15, 2008 (English Translation).

FILE NO. 82-35064
EXHIBIT II.24

[ENGLISH TRANSLATION]

January 15, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Organizational and Personnel Changes at Asset Manager

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the following decisions on organizational and personnel changes at Pacific Commercial Investment Corporation, the asset manager (the "Asset Manager") to which the Investment Corporation entrusts the management of its assets.

1. Organizational and Personnel Changes

The Asset Manager decided at a meeting of its board of directors held today to newly establish an Internal Audit Department and a Compliance & Risk Management Department as of January 16, 2008, and to appoint the managers thereof.

[Purpose of Organizational Change]

The organizational change is being implemented to enhance the adequacy of its business affairs as well as to strengthen its internal control and compliance and risk management systems through the deployment of personnel who exclusively engage in such matters. In addition, the independence of the new departments from the other divisions will be ensured by placing the new departments under the direct supervision of the Chief Executive Officer and President.

[ENGLISH TRANSLATION]

[Personnel Change (effective as of January 16, 2008)]

General Manager of Internal Audit Department (new appointment)
Tomohiro Makino (concurrently serving as Chief Executive Officer and President)

General Manager of Compliance & Risk Management Department (new appointment)
Tomohiro Makino (concurrently serving as Chief Executive Officer and President)

2. Other

These changes will be reported to the Commissioner of the Financial Services Agency in accordance with the provisions of the Financial Instruments and Exchange Law.

In addition, pursuant to the provisions of the Building Lots and Buildings Transaction Business Law, these changes will be reported to the Minister of Land, Infrastructure, Transport and Tourism as a change relating to the discretionary transaction agent license.

<Attachment>
Organizational Chart

[ENGLISH TRANSLATION]

<ATTACHMENT>

Organizational Chart

[Old]


General Meeting of Shareholders
Corporate Auditor
Board of Directors
Investment Committee
Compliance Committee
Chief Executive Officer and President
Compliance Officer
Investment Structuring Division
Asset Management Division 1
Asset Management Division 2
Administration Division

[ENGLISH TRANSLATION]

[New]


General Meeting of Shareholders
Corporate Auditor
Board of Directors
Investment Committee
Compliance Committee
Chief Executive Officer and President
Compliance Officer
Internal Audit Department
Compliance & Risk Management Department
Investment Structuring Division
Asset Management Division 1
Asset Management Division 2
Administration Division

Exhibit II.25

Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors, dated January 22, 2008 (English Translation).

[ENGLISH TRANSLATION]

January 22, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director in Charge of Administration Division
Tel: 03-5251-3810

Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the following resolutions with respect to amendments to the Articles of Incorporation and the Asset Management Agreement, and the appointment of directors have been adopted at a meeting of the board of directors held today.

The following matters, however, shall take effect upon adoption of an unitholders' resolution at the second general meeting of unitholders that is to be held on February 21, 2008.

1. Partial Amendments to the Articles of Incorporation

   (1) Reasons for the Amendments

      (i) Necessary changes to the wording are being made in light of amendments to the Law Concerning Investment Trusts and Investment Corporations of Japan (Law No. 198 of 1951, including amendments thereto, hereinafter referred to as the "ITL") and other laws and ordinances applicable to investment corporations in accordance with the implementation of the Law for Amending the Securities and Exchange Law and Other Financial Laws (Law No. 65 of 2006, hereinafter referred to as the "SEL Amendment Law") and the Law for Abolishing and Amending the Related Laws to Implement the Law for Amending the Securities and Exchange Law and Other Financial Laws (Law No. 66 of 2006, hereinafter referred to as the "SEL Coordination Law") on September 30, 2007.

[ENGLISH TRANSLATION]

(ii) Amendments are being made to the investment restrictions set forth in the Articles of Incorporation, which currently restrict investments in real estate located outside of Japan, in order for the Investment Corporation to establish specific investment standards and respond flexibly (as necessary) in the event that regulations on the investment in real estate located outside of Japan and in assets that are primarily backed by such real estate are re-evaluated and restrictions on such real estate or assets as investments are relaxed or eliminated.

(iii) Amendments are being made to the maximum amount of compensation for supervisory directors so that the Investment Corporation can adjust the level of compensation for supervisory directors in line with their increased responsibilities and functions, which include performing the checks-and-balances function of the board of directors.

(iv) Furthermore, in addition to changing the wording, other necessary changes are being made to update the articles.

(2) Content of the Amendments

Please refer to the attached "Notice of Convocation of the Second General Meeting of Unitholders."

2. Partial Amendments to the Asset Management Agreement

(1) Reasons for the Amendments

(i) Necessary changes are being made to the wording of the Asset Management Agreement executed on February 22, 2006 between the Investment Corporation and Pacific Commercial Investment Corporation, which is the asset manager to which the Investment Corporation entrusts the management of its assets, in light of the amendments made to the ITL and other laws and ordinances applicable to investment corporations in accordance with the implementation of the SEL Amendment Law and the SEL Coordination Law on September 30, 2007.

(ii) In accordance with the partial amendments to the Articles of Incorporation outlined in 1. above, amendments to the investment restrictions and changes in wording are being made.

In addition, other necessary changes are being made to update the articles.

(iii) Furthermore, any resolutions regarding amendments to the Asset Management Agreement described above are subject to the adoption of partial amendments to the Articles of Incorporation outlined in 1. above.

(2) Content of the Amendments

Please refer to the attached "Notice of Convocation of the Second General Meeting of Unitholders."

[ENGLISH TRANSLATION]

3. Appointment of Directors

(1) Reasons for the Appointment of Directors

(i) Since the term of executive director Tomohiro Makino will expire on February 22, 2008, one executive director will be appointed to assume such position as of February 23, 2008.

(ii) Three supervisory directors will be appointed as of February 23, 2008 since the term of the two supervisory directors Hiroshi Nemoto and Tsutomu Kuribayashi will expire on February 22, 2008 and the Investment Corporation wishes to add an additional supervisory director to strengthen its supervisory structure.

(2) Details of Appointment of Directors

Please refer to the attached "Notice of Convocation of the Second General Meeting of Unitholders."

4. Schedule of General Meeting of Unitholders and Other Events

January 22, 2008	Board of directors meeting to approve the agenda to be submitted to the second general meeting of unitholders
February 5, 2008	Delivery of the notice of convocation of the second general meeting of unitholders (scheduled)
February 21, 2008	Second general meeting of unitholders (scheduled)

<Attachment>

Notice of Convocation of the Second General Meeting of Unitholders

[ENGLISH TRANSLATION]

ATTACHMENT

[Notice of Convocation of the Second General Meeting of Unitholders has been omitted.]

Exhibit II.26

(Amended) Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors, dated January 23, 2008 (English Translation).

[ENGLISH TRANSLATION]

January 23, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

(Amended) Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors

The "Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors," dated January 22, 2008, released by Nippon Commercial Investment Corporation (the "Investment Corporation") contained certain errors. The Investment Corporation hereby corrects the errors as follows:

1. Amended Section

   Page 37 of the "Notice of Convocation of the Second General Meeting of Unitholders" (Attachment to the "Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors")

[Omitted since the translation of the Attachment to the "Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors" was omitted from the January 22, 2008 press release.]

2. Other

   There are no other amendments to the "Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors."

Exhibit II.27

Notice of Borrowing (Determination of Interest Rate), dated January 28, 2008 (English Translation).

[ENGLISH TRANSLATION]

January 28, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that a decision has been made to change the interest rate of its existing borrowing as follows:

1. Details of the Change

Term Loan M (term: 1 year)

(1) Loan amount:	14,000 million yen
(2) Lending financial institution:	Sumitomo Mitsui Banking Corporation
(3) Interest rate before change:	The rate applicable for the period between December 28, 2007 (inclusive) and January 29, 2008 (inclusive) is 1.19667%.
(4) Interest rate after change:	JBA 1-month yen TIBOR + 0.40%. The rate applicable for the period between January 30, 2008 (inclusive) and February 28, 2008 (inclusive) is 1.03167%. The rate applicable on and after February 29, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged.

2. Future Prospects

The Investment Corporation will announce the impact of the above change in interest rate on its performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been determined after taking into consideration future conditions.

Exhibit II.28

Notice of Borrowing (Status of Interest-Bearing Debt), dated January 29, 2008 (English Translation).

FILE NO. 82-35064
EXHIBIT II.28

[ENGLISH TRANSLATION]

January 29, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Status of Interest-Bearing Debt)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you of the status of interest-bearing debt for its existing borrowings as follows:

[Status of Interest-Bearing Debt]

The figures for total assets and total liabilities as of the end of December 2007 have been calculated. Accordingly, the Investment Corporation hereby informs you of the status of its interest-bearing debt as set forth in the attachment.

The Investment Corporation will continue to inform you of changes in the interest-bearing debt figures, if any, once the figures for total assets and total liabilities as of the end of the relevant month have been calculated.

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[ATTACHMENT]

<Status of Interest-Bearing Debt>

(in millions of yen)

	As of the end of November 2007	As of the end of December 2007	Increase (Decrease)
Short-term loans (Note 1)	16,000	15,000	(1,000)
Current portion of long-term loans	17,000	17,000	–
Long-term loans (excluding current portion)	90,500	90,500	–
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	150,500	149,500	(1,000)
Debt ratio (Note 2)	53.9 %	53.5 %	(0.4)%

(Note 1) Loans with a loan term of one year or less are treated as short-term loans.

(Note 2) About the Debt Ratio
The debt ratio as of the end of each month is calculated based on the following method.

- The following formula is used in calculating the debt ratio set forth in the loan agreements. The debt ratio is rounded down to the first decimal place.

  Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

- In calculating the debt ratio set forth in the loan agreements, the figures shown below are used as the figures for the respective items of the above-mentioned formula. Although figures shown below are rounded down to the nearest million yen, figures in units of 1 yen are used in the calculation.

(in millions of yen)

	As of the end of November 2007	As of the end of December 2007
Total liabilities	172,373	170,378
Deposits, guarantees, etc. held in reserve	13,643	13,501 *1
Total assets	291,513	289,887
Difference between appraised value and acquisition price	16,390	16,390

*1 The total amount of deposits, guarantees, etc. as of the end of December 2007 was 19,001 million yen. However, 5,500 million yen of such amount was used for the management of principal-guaranteed yen-denominated deposits such as negotiable deposits, etc. or government bonds and government-guaranteed bonds.

The above figures have not yet been audited by the Investment Corporation's independent auditors and thus may vary as a result of accounting audits, etc. in the future.

Exhibit II.29

(Amended) Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors, dated February 18, 2008 (English Translation).

[ENGLISH TRANSLATION]

February 18, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

(Amended) Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors

The "Notice of Convocation of the Second General Meeting of Unitholders," which was an attachment to the "Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors," dated January 22, 2008 and released by Nippon Commercial Investment Corporation (the "Investment Corporation"), contained certain errors. The Investment Corporation hereby corrects the errors as follows:

1. Amended Section (amended section is underlined)

   Page 37 of the "Notice of Convocation of the Second General Meeting of Unitholders" (Attachment to the "Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors")

[Omitted since the translation of the Attachment to "Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors" was omitted from the January 22, 2008 press release.]

2. Other

   There are no other amendments to the "Notice of Partial Amendments to Articles of Incorporation and Asset Management Agreement, and Appointment of Directors."

Exhibit II.30

Notice of Matters Resolved at the General Meeting of Unitholders, dated February 21, 2008 (English Translation).

[ENGLISH TRANSLATION]

February 21, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Matters Resolved at the General Meeting of Unitholders

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that certain matters were resolved at the general meeting of unitholders held on February 21, 2008 as described in the attachment.

<Attachment>
Notice of Resolutions Adopted at the Second General Meeting of Unitholders

[ENGLISH TRANSLATION]

February 21, 2008

Unitholders

Tomohiro Makino, Executive Director
Nippon Commercial Investment Corporation
Sanno Park Tower 4F
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo

Notice of Resolutions Adopted at the Second General Meeting of Unitholders

We are pleased to inform you that Nippon Commercial Investment Corporation ("NCI") held its second general meeting of unitholders today and adopted the following resolutions.

We appreciate your continued interest and support of NCI.

1st item — Partial amendments to the Articles of Incorporation

This item was approved and adopted as originally proposed.

2nd item — Approval of partial amendments to the Asset Management Agreement

This item was approved and adopted as originally proposed.

3rd item — Appointment of an executive director

This item was approved and adopted as originally proposed and Tomohiro Makino was appointed as executive director of NCI.

4th item — Appointment of three supervisory directors

This item was approved and adopted as originally proposed and Masaharu Hino, Tsutomu Kuribayashi and Junya Iwasaki were appointed as supervisory directors of NCI.

Exhibit II.31

Notice of Borrowing (Determination of Interest Rate), dated February 27, 2008 (English Translation).

FILE NO. 82-35064
EXHIBIT II.31

[ENGLISH TRANSLATION]

February 27, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that a decision has been made to change the interest rate of its existing borrowing as follows:

1. Details of the Change

Term Loan M (term: 1 year)

(1) Loan amount:	14,000 million yen
(2) Lending financial institution:	Sumitomo Mitsui Banking Corporation
(3) Interest rate before change:	The rate applicable for the period between January 30, 2008 (inclusive) and February 28, 2008 (inclusive) is 1.03167%.
(4) Interest rate after change:	JBA 1-month yen TIBOR + 0.40%. The rate applicable for the period between February 29, 2008 (inclusive) and March 30, 2008 (inclusive) is 1.02417%. The rate applicable on and after March 31, 2008 is yet to be determined and will be announced once it has been determined.
(5) Other:	Other provisions of the agreements remain unchanged.

2. Future Prospects

The Investment Corporation will announce the impact of the above change in interest rate on its performance for the fiscal period ending February 2008 (from September 1, 2007 to February 29, 2008) once it has been determined after taking into consideration future conditions.

Exhibit II.32

Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period), dated February 28, 2008 (English Translation).

FILE NO. 82-35064
EXHIBIT II.32

[ENGLISH TRANSLATION]

February 28, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has revised its management forecasts for the fiscal period ending August 2008 (fifth fiscal period: from March 1, 2008 to August 31, 2008) as follows:

1. Reason for the Revision

   The Investment Corporation has decided to acquire and sell assets as announced in the "Notice of Acquisition of Asset," dated December 20, 2007 (including the "Notice of Change of Scheduled Acquisition Date of an Asset," dated today) and the "Notice of Sale of Assets," dated today. As a result, the Investment Corporation has revised the management forecasts at this time because it believes that the management forecasts for the fiscal period ending August 2008 (fifth fiscal period) that were announced in the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)," dated November 26, 2007, will change.

[ENGLISH TRANSLATION]

2. Revised Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)

[Fiscal Period Ending August 2008 (Fifth Fiscal Period)]

	Operating Revenues (in millions of yen)	Operating Income (in millions of yen)	Ordinary Income (in millions of yen)	Net Income (in millions of yen)	Distribution per Unit (in yen)
Previous Forecasts (A)	8,608	4,629	3,166	3,166	12,300
Revised Forecasts (B)	9,785	5,372	3,861	3,861	15,000
Amount of Change (B – A)	1,177	743	695	695	2,700
Percentage Change (B – A) / A	13.6%	16.0%	21.9%	21.9%	21.9%

[Reference]
Expected number of investment units issued and outstanding at the end of the fiscal period:
257,400 units

[Notes]

1. The "Previous Forecasts" refer to the management forecasts for the fiscal period ending August 2008 that were announced in the "Notice of Revision to Management Forecasts for the Fiscal Periods Ending February 2008 (Fourth Fiscal Period) and August 2008 (Fifth Fiscal Period)," dated November 26, 2007.
2. The "Distribution per Unit" does not include distributions in excess of earnings. Furthermore, the Investment Corporation currently does not expect to make any distributions in excess of earnings.
3. The above forecasted figures are based on information currently available. Accordingly, the actual distribution per unit may vary. Moreover, the management forecasts set forth herein should not be construed as a guarantee of future distribution amounts.
4. The Investment Corporation may amend the above forecasts in the event it expects discrepancies in excess of a certain amount from the above forecasted figures.
5. Numbers have been rounded down to their nearest respective unit.

3. Other

The Investment Corporation will announce its management performance for the fiscal period ending February 2008 (fourth fiscal period: from September 1, 2007 to February 29, 2008) once it has been determined during the process of settling its accounts for the fiscal period ending February 2008 (fourth fiscal period).

[ENGLISH TRANSLATION]

[ATTACHMENT]

Assumptions Underlying the Management Forecasts for the Fiscal Period Ending August 2008

Item	Assumptions
Calculation Period	• Fiscal period ending August 2008: From March 1, 2008 to August 31, 2008 (184 days)
Portfolio Assets	• The Investment Corporation has assumed that it would have a total of 42 properties in its portfolio, consisting of the assets it holds as at February 28, 2008 (43 properties), the real estate to be acquired on March 3, 2008 (one property) and the trust beneficiary interests representing beneficial interests in a trust that holds title to a property (the "trust beneficiary interests in real estate") to be sold on such date (two properties). The 43 properties held in the Investment Corporation's portfolio as at February 28, 2008 consist of the assets it held at the end of the fiscal period ended August 2007 (third fiscal period) (40 properties), and taking into consideration the trust beneficiary interests in real estate acquired on October 30, 2007 (two properties, with respect to one of which the Investment Corporation terminated the trust promptly upon the acquisition of the trust beneficiary interests in real estate and thereby acquired direct title to such property from the trustee), the trust beneficiary interests in real estate to be acquired on November 28, 2007 (one property), the real estate and the trust beneficiary interests in real estate to be acquired on November 29, 2007 (one property each) and the trust beneficiary interests in real estate to be acquired on November 30, 2007 (one property) as well as, the trust beneficiary interests in real estate to be sold on November 27, 2007 (three properties). • The actual portfolio may vary as a result of changes in the portfolio assets.
Number of Investment Units Issued and Outstanding	• The Investment Corporation has assumed that the number of investment units issued and outstanding would be 257,400 units, which is the number of investment units issued and outstanding as of February 28, 2008. • The Investment Corporation has assumed that it would not issue additional investment units through August 31, 2008 (end of the fifth fiscal period).
Operating Revenues	• The Investment Corporation expects to earn ¥1,304 million in gain on sales of real estate. • The Investment Corporation has calculated rental revenue based on the abovementioned portfolio assets. For assets that the Investment Corporation has already acquired, rental revenue has been calculated based on the contractual rate specified in the lease agreements, to which the Investment Corporation made adjustments taking into consideration information regarding the competitiveness of each property, market environment, etc. For assets that the Investment Corporation is to acquire, rental revenue has been calculated based on the contractual rate specified in the lease agreements that are currently in effect and

[ENGLISH TRANSLATION]

Item	Assumptions
	information from the current titleholder (lease conditions, etc.), to which the Investment Corporation made adjustments taking into consideration certain factors that may fluctuate. ・The Investment Corporation has assumed no delinquencies or non-payment of rent by tenants when calculating operating revenues.
Operating Expenses	・Other than depreciation and amortization, expenses relating to the rental business, which constitute a principal component of operating expenses, have been calculated based on historical data (in the case of acquired assets) and based on documents and other information provided by current titleholders, etc. (in the case of assets to be acquired) taking into account factors that may result in a fluctuation of expenses. ・When purchasing a property, the purchaser typically reimburses the prior titleholder at the time of purchase for a pro rata portion of real estate-related taxes (including municipal property taxes and city planning taxes) previously paid by the prior titleholder. However, since the Investment Corporation has been capitalizing the pro rata tax reimbursement it expects to pay as part of the acquisition cost, the Investment Corporation has not recognized the pro rata tax reimbursement of municipal property taxes and city planning taxes for assets to be acquired in the fiscal period ending August 2008 (fifth fiscal period) as an expense for the fiscal period ending August 2008. The Investment Corporation has assumed that the pro rata tax reimbursement of municipal property taxes and city planning taxes for the concerned assets, which is to be capitalized as part of the acquisition cost, would be approximately ¥8 million. ・Repairs and maintenance expenses for the properties have been recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period due to various reasons, including the occurrence of repairs and maintenance expenses due to damages to property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. ・The Investment Corporation has assumed that it would incur depreciation and amortization of approximately ¥882 million for the fiscal period ending August 2008 (fifth fiscal period), calculated based on a straight line depreciation method and taking into consideration ancillary expenses associated with acquisitions.
Non-Operating Expenses	・The Investment Corporation has assumed that it would incur non-operating expenses of approximately ¥1,529 million. ・The Investment Corporation has assumed that it would incur interest expense, etc. of approximately ¥1,471 million.
Loans	・As of February 28, 2008, the Investment Corporation borrowed approximately ¥122,500 million in total from qualified institutional investors (as defined in Article 2, Paragraph 3, Item 1 of the Financial

[ENGLISH TRANSLATION]

Item	Assumptions
	Instruments and Exchange Law of Japan; limited to financial instruments firms as defined in Article 39-32-3, Paragraph 2 of the Enforcement Ordinance of the Special Taxation Measures Law and firms defined in other Ministry of Finance Ordinances). The Investment Corporation has assumed its indebtedness to be ¥124,000 million in total, taking into account ¥1,500 million it will borrow on March 3, 2008 (announced in the "Notice of Borrowing," dated February 28, 2008) in addition to the amount borrowed as of February 28, 2008 as noted above. • The Investment Corporation has assumed that the total amount of its indebtedness would not change through August 31, 2008 (end of the fifth fiscal period).
Distributions per Unit	• The Investment Corporation has assumed that it would make distributions (distributions per unit) in accordance with its distribution policy set forth in its articles of incorporation. • The distributions (distributions per unit) may vary due to various factors such as changes in the portfolio composition, fluctuations in rental revenue due to tenant changes, incurrence of unexpected repairs and maintenance fees and other expenses, fluctuations in interest rates, and additional issuances of new investment units. • The Investment Corporation has assumed that it would distribute all of its earnings as distributions (distributions per unit).
Distributions in Excess of Earnings per Unit	• The Investment Corporation currently does not expect to make any cash distributions in excess of retained earnings (distributions in excess of retained earnings per unit).
Other	• The Investment Corporation has assumed that there would be no changes to laws and regulations, the taxation system, accounting standards, listing rules, or the rules of the Investment Trusts Association, etc. that will affect the foregoing expected figures. • The Investment Corporation has assumed that there would be no unforeseen material changes to general economic conditions or the real estate market, etc.

Exhibit II.33

Notice of Borrowing, dated February 28, 2008 (English Translation).

FILE NO. 82-35064
EXHIBIT II.33

[ENGLISH TRANSLATION]

February 28, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has made the following decision with respect to the borrowing of funds.

1. Purpose of the Borrowing

   To fund the acquisition of real estate as announced in the "Notice of Acquisition of Asset," dated December 20, 2007 (including the "Notice of Change of Scheduled Acquisition Date of an Asset," dated today), as well as to pay the expenses associated with such acquisition.

2. Details of the Borrowing

Term Loan P (term: 7 months)

(1) Lender:	The Sumitomo Trust and Banking Co., Ltd.
(2) Loan amount:	1,500 million yen
(3) Interest rate:	1-month TIBOR + 0.4%
(4) Agreement execution date:	February 28, 2008
(5) Scheduled drawdown date:	March 3, 2008
(6) Interest payment dates:	The first payment shall be due on March 27, 2008 and subsequent payments shall be due on the 27th day of every month thereafter (or the next business day when the payment date is not a business day, unless the next business day is in the following month in which case payment shall be due on the business day immediately

	preceding the payment date).
(7) Principal repayment date:	September 29, 2008
(8) Principal repayment method:	Lump-sum repayment on the principal repayment date.
(9) Collateral/Guarantee:	Unsecured and non-guaranteed.

3. Use of Funds

The funds have been procured to fund the acquisition of real estate as described in the "Notice of Acquisition of Asset," dated December 20, 2007 (including the "Notice of Change of Scheduled Acquisition Date of an Asset," dated today), as well as to pay the expenses associated with such acquisition.

4. Future Prospects

The Investment Corporation will announce its performance for the fiscal period ending February 2008 (fourth fiscal period: from September 1, 2007 to February 29, 2008) once it has been determined as it settles its accounts for the fiscal period ending February 2008 (fourth fiscal period).

Please refer to the "Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)," dated today, with respect to the impact of the above borrowing on the Investment Corporation's management performance for the fiscal period ending August 2008 (fifth fiscal period: from March 1, 2008 to August 31, 2008).

<Attachment>
Status of Interest-Bearing Debt

[ENGLISH TRANSLATION]

[REFERENCE]

<Status of Interest-Bearing Debt>

(in millions of yen)

	Before Drawdown	After Drawdown	Increase (Decrease)
Short-term loans	15,000	16,500	1,500
Current portion of long-term loans	17,000	17,000	–
Long-term loans	90,500	90,500	–
Investment corporation bonds	27,000	27,000	–
Total interest-bearing debt	149,500	151,000	1,500

The debt ratio as of the end of February 2008, which is calculated by using the below formula, will be announced once the figures for total assets and total liabilities have been determined.

(Note) About the Debt Ratio

The following formula is used in calculating the debt ratio set forth in the loan agreements.

Debt ratio = (Total liabilities − Deposits, guarantees, etc. held in reserve) ÷ (Total assets ± Difference between appraised value and acquisition price − Deposits, guarantees, etc. held in reserve) × 100

Exhibit II.34

Notice of Change of Scheduled Acquisition Date of an Asset, dated February 28, 2008 (English Translation).

[ENGLISH TRANSLATION]

February 28, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Tel: 03-5251-3810

Notice of Change of Scheduled Acquisition Date of an Asset

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has reached an agreement with the seller to change the scheduled acquisition date for San-Esu Building (the "Property") announced on December 20, 2007, as follows:

1. Details of the Change

Before Change	Scheduled Acquisition Date: February 29, 2008
After Change	Scheduled Acquisition Date: March 3, 2008

Other items remain unchanged. Please refer to the "Notice of Acquisition of Asset," dated December 20, 2007, for details relating to the acquisition of the Property.

2. Reason for the Change

The Investment Corporation decided today to sell certain assets on March 3, 2008. The Investment Corporation determined that using the proceeds from such sale of assets to pay for the acquisition of the Property would minimize costs by keeping down borrowings, and thereby contribute to the effective management of such sales proceeds. Consequently, upon consultation with the seller, the Investment Corporation changed the scheduled acquisition date for the Property to be in line with the scheduled sale date for the assets it plans to sell.

Please refer to the "Notice of Sale of Assets," dated today, for details relating to the sale of the assets that the Investment Corporation plans to sell.

[ENGLISH TRANSLATION]

3. Future Prospects

The Investment Corporation will announce its management performance for the fiscal period ending February 2008 (fourth fiscal period: from September 1, 2007 to February 29, 2008) once it has been determined during the process of settling its accounts for the fiscal period ending February 2008 (fourth fiscal period).

For the impact of the above change of the scheduled acquisition date on the Investment Corporation's management performance for the fiscal period ending August 2008 (fifth fiscal period: from March 1, 2008 to August 31, 2008), please refer to the "Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)" that was released today.

Exhibit II.35

Notice of Sale of Assets, dated February 28, 2008 (English Translation).

[ENGLISH TRANSLATION]

February 28, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Sale of Assets

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that it has decided today to sell the following properties as detailed below.

1. Reasons for the Sale

Pursuant to the objectives and policies regarding asset management that are stipulated in its Articles of Incorporation, the Investment Corporation decided to sell the assets in question taking into consideration a comprehensive list of factors, such as current and projected future earnings and projected increases/decreases in asset value of each property, as well as the asset composition, etc. of the entire portfolio.

The Investment Corporation decided to sell the properties at this time particularly after taking into consideration the individual qualities of each property and determining that selling each property at this time would be a reasonable decision after taking into consideration a comprehensive list of factors.

2. Use of the Sales Proceeds

The proceeds from the sale of the properties will be used to partially fund the acquisition of the asset announced in the "Notice of Acquisition of Asset," dated December 20, 2007 (including the "Notice of Change of Scheduled Acquisition Date of an Asset," dated today).

[ENGLISH TRANSLATION]

3. Overview of the Sale

Property 1: Pacific City Hamamatsucho

(1) Name of Asset to be Sold	Office A-14 Pacific City Hamamatsucho
(2) Type of Specified Asset to be Sold	Trust beneficiary interests representing beneficial interests in a trust that holds title to the property (trust beneficiary interests in real estate)
(3) Sale Price	2,538,000,000 yen
(4) Book Value	1,791,462,033 yen (as of January 31, 2008)
(5) Difference between Sale Price and Book Value	746,537,967 yen
(6) Date on which the Sales Agreement will be Entered into	March 3, 2008
(7) Scheduled Sale Date	March 3, 2008
(8) Purchaser	OS Co., Ltd.
(9) Sales Method	Sale to the abovementioned purchaser of trust beneficiary interests representing beneficial interests in a trust that holds title to the property
(10) Appraisal Value at End of the Most Recent Fiscal Period and Name of the Appraiser	2,040,000,000 yen (as of August 31, 2007) Japan Real Estate Institute

Property 2: Gotanda Metallion Building

(1) Name of Asset to be Sold	Office A-18 Gotanda Metallion Building
(2) Type of Specified Asset to be Sold	Trust beneficiary interests representing beneficial interests in a trust that holds title to the property (trust beneficiary interests in real estate)
(3) Sale Price	2,012,000,000 yen
(4) Book Value	1,295,843,555 yen (as of January 31, 2008)
(5) Difference between Sale Price and Book Value	716,156,445 yen
(6) Date on which the Sales Agreement will be Entered into	March 3, 2008
(7) Scheduled Sale Date	March 3, 2008
(8) Buyer	OS Co., Ltd.
(9) Sales Method	Sale to the abovementioned purchaser of trust beneficiary interests representing beneficial interests in the trust that holds title to a property
(10) Appraisal Value at End of the Most Recent Fiscal Period and Name of the Appraiser	1,900,000,000 yen (as of August 31, 2007) Morii Appraisal & Investment Consulting, Inc.

[ENGLISH TRANSLATION]

4. Description of the Assets to be Sold

Property 1: Pacific City Hamamatsucho

(1) Property Number and Name		Office A-14 Pacific City Hamamatsucho
(2) Type of Specified Asset		Trust beneficiary interests representing beneficial interests in a trust that holds title to the property (trust beneficiary interests in real estate)
(3) Acquisition Price		1,730,000,000 yen
(4) Trustee		Resona Bank, Limited
(5) Trust Maturity Date		September 30, 2016
(6) Location (residential indication)		1-10-11 Hamamatsu-cho, Minato-ku, Tokyo
(7) Use (Note 1)		Office
(8) Structure		SRC with flat roof; 10F
(9) Building-to-Land Ratio		80%
(10) Floor-Area Ratio		700%
(11) Area/Floor Space	Lot Size (Note 2)	320.52m^2
	Floor Space (Note 2)	2,249.07m^2
	Leasable Area	1,938.64m^2
(12) Form of Ownership	Land	Ownership
	Building (Note 3)	Compartmentalized ownership
(13) Construction Completion Date		May 29, 1992
(14) Tenant Conditions	Total No. of Tenants (Note 4)	1 (8) (as of February 28, 2008)
	Occupancy Rate	83.8% (as of February 28, 2008)

(Note 1) The use as recorded in the real estate registry is indicated.

(Note 2) The area/floor space as recorded in the real estate registry is indicated.

(Note 3) The building is a building under compartmentalized ownership. However, the trustee owns the entire building.

(Note 4) Indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

[ENGLISH TRANSLATION]

Property 2: Gotanda Metallion Building

(1) Property Number and Name		Office A-18 Gotanda Metallion Building
(2) Type of Specified Asset		Trust beneficiary interests representing beneficial interests in a trust that holds title to the property (trust beneficiary interests in real estate)
(3) Acquisition Price		1,300,000,000 yen
(4) Trustee		Mitsubishi UFJ Trust and Banking Corporation
(5) Trust Maturity Date		September 30, 2016
(6) Location (residential indication)		5-21-15 Higashi-Gotanda, Shinagawa-ku, Tokyo
(7) Use (Note 1)		Office
(8) Structure		SRC with flat roof; 8F
(9) Building-to-Land Ratio		60%
(10) Floor-Area Ratio		400% / 150%
(11) Area/Floor Space	Lot Size (Note 2)	952.45m^2
	Floor Space (Note 2)	3,167.42m^2
	Leasable Area	2,186.03m^2
(12) Form of Ownership	Land	Ownership
	Building	Ownership
(13) Construction Completion Date		August 23, 1991
(14) Tenant Conditions	Total No. of Tenants (Note 3)	1 (10) (as of February 28, 2008)
	Occupancy Rate	100% (as of February 28, 2008)

(Note 1) The use as recorded in the real estate registry is indicated.
(Note 2) The area/floor space as recorded in the real estate registry is indicated.
(Note 3) Indicated as "1" if there is a master lease agreement and "–" if there is no master lease agreement. The number of end-tenants for the applicable property is shown in parentheses. The entry is 1 tenant when 1 tenant leases multiple rental units.

5. Overview of the Purchaser

(1) Company Name	OS Co., Ltd.
(2) Head Office Address	3-3 Komatsubara-cho, Kita-ku, Osaka
(3) Representative	Yoshiki Yamauchi, Representative Director
(4) Paid-in Capital	800 million yen in cash
(5) Major Shareholders	Hankyu Realty Co., Ltd. The Master Trust Bank of Japan, Ltd. (Management Trust Account 79101) Toho Real Estate Co., Ltd. Toho Co., Ltd. Hankyu Hanshin Holdings, Inc. (as of July 31, 2007)
(6) Line of Business	1. Producing movies and accepting contracts thereof 2. Purchasing, selling and leasing movies 3. Theatrical, cinematic and various other entertainment production 4. Operating sports and leisure facilities 5. Hotel and Japanese traditional inn business 6. Merchandizing commodities and operating restaurants

[ENGLISH TRANSLATION]

	7. Operating tourism businesses 8. Purchasing, selling, mediating, appraising and leasing land and buildings 9. Designing and supervising civil engineering and building construction, and engaging in the civil engineering and building construction business 10. Accepting contracts for managing and cleaning of, and providing security for, buildings 11. Operating parking lots 12. Accepting entrustment of information processing work 13. Operating advertising agencies and ticket offices 14. Non-life insurance agency business and other insurance agency business based on the Automobile Liability Security Law 15. All other businesses relating to the aforementioned items
(7) Relationship with the Investment Corporation or the Asset Manager	None

6. Overview of the Brokers

<Broker 1>

(1) Broker Name	The Sumitomo Trust and Banking Co., Ltd.
(2) Commission	Aggregate of 68,250,000 yen for the two properties (excluding consumption tax, local consumption tax, etc.)
(3) Relationship with the Investment Corporation or the Asset Manager	None

<Broker 2>

(1) Broker Name	Pacific Management Corporation
(2) Commission	Aggregate of 68,250,000 yen for the two properties (excluding consumption tax, local consumption tax, etc.)
(3) Relationship with the Investment Corporation or the Asset Manager	Pacific Management Corporation is a shareholder of the asset manager of the Investment Corporation and is deemed to be a related party of the asset manager. Pacific Management Corporation holds 100% of the asset manager's equity interest.

7. Related Party Transactions Involving the Asset Manager with respect to the Assets to be Sold

In connection with the brokerage for the sale of the two properties as outlined in 6. above, the asset manager's Compliance Committee, which included an outside committee member, its Investment Committee and its board of directors have each deliberated and resolved to enter into such agreements with the related party in accordance with the asset manager's policies regarding related party transactions.

[ENGLISH TRANSLATION]

8. Other

   In connection with the sale, the asset manager plans to deliver the written notice stipulated in the Law Concerning Investment Trusts and Investment Corporations (the "ITL") promptly following the implementation of a valuation survey as stipulated in the ITL.

9. Future Prospects

   The Investment Corporation will announce its management performance for the fiscal period ending February 2008 (fourth fiscal period: from September 1, 2007 to February 29, 2008) once it has been determined during the process of settling its accounts for the fiscal period ending February 2008 (fourth fiscal period).

   For the impact of the above sale of assets on the Investment Corporation's management performance for the fiscal period ending August 2008 (fifth fiscal period: from March 1, 2008 to August 31, 2008), please refer to the "Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)" that was released today.

<Attachment> Portfolio List After Sale of the Properties

[ENGLISH TRANSLATION]

<ATTACHMENT> Portfolio List After Sale of the Properties

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-1	Hitachi High-Tech Building	Minato ward, Tokyo	18,100	7.08%
Central Area	Urban Area of Tokyo	Office A-2	Pacific Marks Shinjuku ParkSide	Shinjuku ward, Tokyo	15,100	5.90%
Central Area	Urban Area of Tokyo	Office A-3	Pacific Marks Tsukiji	Chuo ward, Tokyo	11,100	4.34%
Central Area	Urban Area of Tokyo	Office A-4	Pacific Square Tsukishima	Chuo ward, Tokyo	8,080	3.16%
Central Area	Urban Area of Tokyo	Office A-5	Pacific City Nishi-Shinjuku	Shinjuku ward, Tokyo	7,680	3.00%
Central Area	Urban Area of Tokyo	Office A-6	Pacific Marks Yokohama East	Yokohama city, Kanagawa	7,110	2.78%
Central Area	Urban Area of Tokyo	Office A-7	Business Court Shin-Urayasu	Urayasu city, Chiba	4,700	1.84%
Central Area	Urban Area of Tokyo	Office A-8	Oomori City Building	Ota ward, Tokyo	3,920	1.53%
Central Area	Urban Area of Tokyo	Office A-9	Akasaka Hikawa Building	Minato ward, Tokyo	3,385	1.32%
Central Area	Urban Area of Tokyo	Office A-10	Pacific Marks Shibuya-Koendoori	Shibuya ward, Tokyo	3,050	1.19%
Central Area	Urban Area of Tokyo	Office A-11	Pacific Marks Nihonbashi-Tomizawacho	Chuo ward, Tokyo	2,550	1.00%
Central Area	Urban Area of Tokyo	Office A-12	Pacific Marks Akasaka-mitsuke	Minato ward, Tokyo	2,450	0.96%
Central Area	Urban Area of Tokyo	Office A-13	Urban Square Yaesu Building	Chuo ward, Tokyo	2,200	0.86%
Central Area	Urban Area of Tokyo	Office A-14	Pacific City Hamamatsucho	Minato ward, Tokyo	0	0.00%
Central Area	Urban Area of Tokyo	Office A-15	Yokohama Aioicho Building	Yokohama city, Kanagawa	1,710	0.67%
Central Area	Urban Area of Tokyo	Office A-16	Pacific Marks Shin-Yokohama	Yokohama city, Kanagawa	1,700	0.66%
Central Area	Urban Area of Tokyo	Office A-18	Gotanda Metallion Building	Shinagawa ward, Tokyo	0	0.00%
Central Area	Urban Area of Tokyo	Office A-20	Maruishi Shinbashi Building	Minato ward, Tokyo	1,120	0.44%
Central Area	Urban Area of Tokyo	Office A-22	Pacific Marks Shinkawa	Chuo ward, Tokyo	3,540	1.38%
Central Area	Urban Area of Tokyo	Office A-23	Pacific Marks Uchikanda	Chiyoda ward, Tokyo	2,060	0.81%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Central Area	Urban Area of Tokyo	Office A-24	Pacific Marks Mejiro	Toshima ward, Tokyo	2,008	0.79%
Central Area	Urban Area of Tokyo	Office A-25	Kawasaki East One Building	Kawasaki city, Kanagawa	15,100	5.90%
Central Area	Urban Area of Tokyo	Office A-26	Towa Hamamatsucho Building	Minato ward, Tokyo	7,000	2.74%
Central Area	Urban Area of Tokyo	Office A-27	Lila Hijirizaka	Minato ward, Tokyo	4,300	1.68%
Central Area	Urban Area of Tokyo	Office A-28	Jomo Aobadai Building	Meguro ward, Tokyo	3,050	1.19%
Central Area	Urban Area of Tokyo	Office A-29	Otsuka HT Building	Toshima ward, Tokyo	2,000	0.78%
Central Area	Urban Area of Tokyo	Office A-30	San-Esu Building	Shinjuku ward, Tokyo	5,100	1.99%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-1	Snow Crystal Building	Osaka city, Osaka	8,950	3.50%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-2	Pacific Marks Higobashi	Osaka city, Osaka	5,573	2.18%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-3	Nagoya-Nishiki City Building	Nagoya city, Aichi	5,180	2.03%
Central Area	Urban Area of Osaka / Urban Area of Nagoya	Office B-4	Pacific Marks Esaka	Suita city, Osaka	14,500	5.67%
Central Area	Other Metropolitan Areas	Office C-1	Pacific Marks Sapporo Kita-ichijo	Sapporo city, Hokkaido	2,250	0.88%
Central Area	Other Metropolitan Areas	Office C-2	Shin-Sapporo Center Building	Sapporo city, Hokkaido	1,225	0.48%
Central Area	Retail Properties in Central Areas	Retail A-1	Shinsaibashi OPA Honkan	Osaka city, Osaka	31,800	12.43%
Central Area	Retail Properties in Central Areas	Retail A-2	Shinsaibashi OPA Kireikan	Osaka city, Osaka	3,500	1.37%
Central Area	Retail Properties in Central Areas	Retail A-3	PACIFIQUE Tenjin	Fukuoka city, Fukuoka	3,700	1.45%
Central Area	Retail Properties in Central Areas	Retail A-4	Albore Tenjin	Fukuoka city, Fukuoka	1,440	0.56%
Central Area	Retail Properties in Central Areas	Retail A-5	Tenjin Yoshida Building	Fukuoka city, Fukuoka	1,120	0.44%
Central Area	Retail Properties in Central Areas	Retail A-6	FLEG Jingumae	Shibuya ward, Tokyo	2,525	0.99%
Central Area	Retail Properties in Central Areas	Retail A-7	Albore Sendai	Sendai city, Miyagi	3,100	1.21%

[ENGLISH TRANSLATION]

Area (Note 1)	Investment Target Geographic Region/Type (Note 1)	Property Number	Property Name	Location (Note 2)	Acquisition Price (in millions of yen) (Note 3)	Percentage of Total Acquisition Price (%) (Note 4)
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-1	Mallage Kashiwa	Kashiwa city, Chiba	15,100	5.90%
			Mallage Kashiwa <floor expansion plan> (Note 5)		2,267	0.89%
Suburban Area	Suburban Multi-Tenant Retail Properties	Retail B-2	Bellfa Uji	Uji city, Kyoto	3,200	1.25%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-1	Ito-Yokado Owariasahi	Owariasahi city, Aichi	7,850	3.07%
Suburban Area	Suburban Single-Tenant Retail Properties	Retail C-2	Keiyo D2 Kariba I.C.	Yokohama city, Kanagawa	4,395	1.72%
–	Total (Note 6)	–	–	–	255,788	100.00%

(Note 1) "Area" and "Investment Target Geographic Region/Type" indicate the classifications according to the investment policy of the Investment Corporation.

(Note 2) "Location" indicates the smallest independent administrative district of the region where the applicable property is located.

(Note 3) "Acquisition Price" indicates the purchase price (excluding an amount equivalent to consumption taxes, etc.) provided for in the beneficiary interest purchase agreement or real estate purchase agreement, rounded down to the nearest million yen. Accordingly, the entered amounts do not necessarily add up to the total value.

(Note 4) "Percentage of Total Acquisition Price" indicates the ratio of the acquisition price of the applicable acquired asset to the total acquisition price of the portfolio, rounded to the second decimal place. Accordingly, the entered percentages do not necessarily add up to the total value.

(Note 5) "Mallage Kashiwa <floor expansion plan>" is a property that the Investment Corporation plans to acquire on "a date no later than September 30, 2008 separately agreed to between the seller and the purchaser."

(Note 6) This is the total value including the properties that the Investment Corporation plans to acquire and does not correspond to the total value of assets acquired by the Investment Corporation.

Exhibit II.36

Notice of Borrowing (Determination of Interest Rate), dated February 28, 2008 (English Translation).

FILE NO. 82-35064
EXHIBIT II.36

[ENGLISH TRANSLATION]

February 28, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Borrowing (Determination of Interest Rate)

Nippon Commercial Investment Corporation (the "Investment Corporation") hereby informs you that the interest rate for the borrowing announced in the "Notice of Borrowing," dated February 28, 2008, has been determined as follows:

1. Details of the Determined Interest Rate

Term Loan P (term: 7 months)

(1) Loan amount:	1,500 million yen
(2) Lending financial institution:	The Sumitomo Trust and Banking Co., Ltd.
(3) Interest rate:	JBA 1-month yen TIBOR + 0.4% The rate applicable for the period between March 3, 2008 (inclusive) and March 26, 2008 (inclusive) is 1.20083%. The rate applicable on and after March 27, 2008 is yet to be determined and will be announced once it has been determined.
(4) Other:	Other provisions of the agreements remain unchanged.

2. Future Prospects

The Investment Corporation will announce its performance for the fiscal period ending February 2008 (fourth fiscal period: from September 1, 2007 to February 29, 2008) once it has been determined as it settles its accounts for the fiscal period ending February 2008 (fourth fiscal period).

[ENGLISH TRANSLATION]

Please refer to the "Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)," dated today, with respect to the impact of the above determination of interest rate on the Investment Corporation's performance for the fiscal period ending August 2008 (fifth fiscal period: from March 1, 2008 to August 31, 2008).

Exhibit II.37

Notice of Examination of Elevators, dated February 29, 2008 (English Translation).

[ENGLISH TRANSLATION]

February 29, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

Notice of Examination of Elevators

In connection with an announcement by the Ministry of Land, Infrastructure, Transport and Tourism relating to the "Results of a re-examination of the issue concerning the use of low-strength steel products as construction materials, etc. of elevators, etc.," dated February 12, 2008, Nippon Commercial Investment Corporation informs you that it received an explanation from Toshiba Elevator and Building Systems Corporation on February 26, 2008 setting forth that based on the examinations conducted by them there is no safety concern.

The status of installation of elevators subject to the examination conducted by Toshiba Elevator and Building Systems Corporation is as follows:

[Status of Installation of Elevators Subject to the Examination]

Property No. and Name		No. of Elevators	Overview of the Content of the Examination Report
Office A-25	Kawasaki East One Building	4	Because there are no relevant regulations prescribed under the Building Standard Law of Japan with respect to the parts which contained different steel products than those specified, Toshiba Elevator and Building Systems Corporation confirmed that the parts are in compliance with the Guide to the Design and Construction of Earthquake-resistant Elevators and Escalators, an industry standard. Based on such examination, there are no safety concerns with the elevators.
Retail A-04	Albore Tenjin	1	
Retail A-06	FLEG Jingumae	1	

Exhibit II.38

(Amended) Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period), dated March 4, 2008 (English Translation).

[ENGLISH TRANSLATION]

March 4, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Nippon Commercial Investment Corporation
Name of the representative:
Tomohiro Makino, Executive Director
(Securities Identification Code: 3229)

Asset Manager:
Pacific Commercial Investment Corporation
Name of the representative:
Tomohiro Makino
Chief Executive Officer and President
Inquiries:
Tetsuya Saito
Director of Finance and Corporate Operations
Pacific Commercial Investment Corporation
Tel: 03-5251-3810

(Amended) Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)

The "Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)," dated February 28, 2008, released by Nippon Commercial Investment Corporation (the "Investment Corporation") contained certain errors. The Investment Corporation hereby corrects the errors as follows:

1. Amended Sections

"Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)"

- 2. Revised Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)
- [Attachment] "Assumptions Underlying the Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)"

[ENGLISH TRANSLATION]

[2. Revised Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)]

(Before Amendment) Underlined portion

	Operating Revenues (in millions of yen)	Operating Income (in millions of yen)	Ordinary Income (in millions of yen)	Net Income (in millions of yen)	Distribution per Unit (in yen)
Previous Forecasts (A)	8,608	4,629	3,166	3,166	12,300
Revised Forecasts (B)	9,785	5,372	3,861	3,861	15,000
Amount of Change (B – A)	1,177	743	695	695	2,700
Percentage Change (B – A) / A	13.6%	16.0%	21.9%	21.9%	21.9%

(After Amendment) Underlined portion

	Operating Revenues (in millions of yen)	Operating Income (in millions of yen)	Ordinary Income (in millions of yen)	Net Income (in millions of yen)	Distribution per Unit (in yen)
Previous Forecasts (A)	8,608	4,629	3,166	3,166	12,300
Revised Forecasts (B)	9,785	5,351	3,861	3,861	15,000
Amount of Change (B – A)	1,177	722	695	695	2,700
Percentage Change (B – A) / A	13.6%	15.5%	21.9%	21.9%	21.9%

[ENGLISH TRANSLATION]

[[Attachment] "Assumptions Underlying the Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)"]

(Before Amendment) Underlined portion

Item	Assumptions
Operating Expenses	• Other than depreciation and amortization, expenses relating to the rental business, which constitute a principal component of operating expenses, have been calculated based on historical data (in the case of acquired assets) and based on documents and other information provided by current titleholders, etc. (in the case of assets to be acquired) taking into account factors that may result in a fluctuation of expenses. • When purchasing a property, the purchaser typically reimburses the prior titleholder at the time of purchase for a pro rata portion of real estate-related taxes (including municipal property taxes and city planning taxes) previously paid by the prior titleholder. However, since the Investment Corporation has been capitalizing the pro rata tax reimbursement it expects to pay as part of the acquisition cost, the Investment Corporation has not recognized the pro rata tax reimbursement of municipal property taxes and city planning taxes for assets to be acquired in the fiscal period ending August 2008 (fifth fiscal period) as an expense for the fiscal period ending August 2008. The Investment Corporation has assumed that the pro rata tax reimbursement of municipal property taxes and city planning taxes for the concerned assets, which is to be capitalized as part of the acquisition cost, would be approximately ¥8 million. • Repairs and maintenance expenses for the properties have been recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period due to various reasons, including the occurrence of repairs and maintenance expenses due to damages to property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. • The Investment Corporation has assumed that it would incur depreciation and amortization of <u>approximately ¥882 million</u> for the fiscal period ending August 2008 (fifth fiscal period), calculated based on a straight line depreciation method and taking into consideration ancillary expenses associated with acquisitions.

[ENGLISH TRANSLATION]

(After Amendment) Underlined portion

Item	Assumptions
Operating Expenses	• Other than depreciation and amortization, expenses relating to the rental business, which constitute a principal component of operating expenses, have been calculated based on historical data (in the case of acquired assets) and based on documents and other information provided by current titleholders, etc. (in the case of assets to be acquired) taking into account factors that may result in a fluctuation of expenses. • When purchasing a property, the purchaser typically reimburses the prior titleholder at the time of purchase for a pro rata portion of real estate-related taxes (including municipal property taxes and city planning taxes) previously paid by the prior titleholder. However, since the Investment Corporation has been capitalizing the pro rata tax reimbursement it expects to pay as part of the acquisition cost, the Investment Corporation has not recognized the pro rata tax reimbursement of municipal property taxes and city planning taxes for assets to be acquired in the fiscal period ending August 2008 (fifth fiscal period) as an expense for the fiscal period ending August 2008. The Investment Corporation has assumed that the pro rata tax reimbursement of municipal property taxes and city planning taxes for the concerned assets, which is to be capitalized as part of the acquisition cost, would be approximately ¥8 million. • Repairs and maintenance expenses for the properties have been recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period due to various reasons, including the occurrence of repairs and maintenance expenses due to damages to property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. • The Investment Corporation has assumed that it would incur depreciation and amortization of approximately ¥973 million for the fiscal period ending August 2008 (fifth fiscal period), calculated based on a straight line depreciation method and taking into consideration ancillary expenses associated with acquisitions.

[ENGLISH TRANSLATION]

2. Reasons for the Amendments

    - Depreciation and amortization expenses for certain portfolio assets were not reflected in the original notice. Such error has been hereby corrected.
    - Earnings based management fee (a type of asset management fee that is included in operating expenses) has not been reflected in prior management forecasts. Accordingly, such same assumption (non-inclusion of earnings based management fee) has been hereby applied.
    - Ordinary income did not change because interest income (included in non-operating income) was reflected for the amount expected to be recorded.

3. Other

There are no other amendments to the "Notice of Revision to Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)."

The amended "Assumptions Underlying the Management Forecasts for the Fiscal Period Ending August 2008 (Fifth Fiscal Period)" has been provided hereto as an attachment.

[ENGLISH TRANSLATION]

[ATTACHMENT]

Assumptions Underlying the Management Forecasts for the Fiscal Period Ending August 2008

Item	Assumptions
Calculation Period	• Fiscal period ending August 2008: From March 1, 2008 to August 31, 2008 (184 days)
Portfolio Assets	• The Investment Corporation has assumed that it would have a total of 42 properties in its portfolio, consisting of the assets it holds as at February 28, 2008 (43 properties), the real estate to be acquired on March 3, 2008 (one property) and the trust beneficiary interests representing beneficial interests in a trust that holds title to a property (the "trust beneficiary interests in real estate") to be sold on such date (two properties). The 43 properties held in the Investment Corporation's portfolio as at February 28, 2008 consist of the assets it held at the end of the fiscal period ended August 2007 (third fiscal period) (40 properties), and taking into consideration the trust beneficiary interests in real estate acquired on October 30, 2007 (two properties, with respect to one of which the Investment Corporation terminated the trust promptly upon the acquisition of the trust beneficiary interests in real estate and thereby acquired direct title to such property from the trustee), the trust beneficiary interests in real estate to be acquired on November 28, 2007 (one property), the real estate and the trust beneficiary interests in real estate to be acquired on November 29, 2007 (one property each) and the trust beneficiary interests in real estate to be acquired on November 30, 2007 (one property) as well as, the trust beneficiary interests in real estate to be sold on November 27, 2007 (three properties). • The actual portfolio may vary as a result of changes in the portfolio assets.
Number of Investment Units Issued and Outstanding	• The Investment Corporation has assumed that the number of investment units issued and outstanding would be 257,400 units, which is the number of investment units issued and outstanding as of February 28, 2008. • The Investment Corporation has assumed that it would not issue additional investment units through August 31, 2008 (end of the fifth fiscal period).
Operating Revenues	• The Investment Corporation expects to earn ¥1,304 million in gain on sales of real estate. • The Investment Corporation has calculated rental revenue based on the abovementioned portfolio assets. For assets that the Investment Corporation has already acquired, rental revenue has been calculated based on the contractual rate specified in the lease agreements, to which the Investment Corporation made adjustments taking into consideration information regarding the competitiveness of each property, market environment, etc. For assets that the Investment Corporation is to acquire, rental revenue has been calculated based on the contractual rate specified in the lease agreements that are currently in effect and

[ENGLISH TRANSLATION]

Item	Assumptions
	information from the current titleholder (lease conditions, etc.), to which the Investment Corporation made adjustments taking into consideration certain factors that may fluctuate. ・The Investment Corporation has assumed no delinquencies or non-payment of rent by tenants when calculating operating revenues.
Operating Expenses	・Other than depreciation and amortization, expenses relating to the rental business, which constitute a principal component of operating expenses, have been calculated based on historical data (in the case of acquired assets) and based on documents and other information provided by current titleholders, etc. (in the case of assets to be acquired) taking into account factors that may result in a fluctuation of expenses. ・When purchasing a property, the purchaser typically reimburses the prior titleholder at the time of purchase for a pro rata portion of real estate-related taxes (including municipal property taxes and city planning taxes) previously paid by the prior titleholder. However, since the Investment Corporation has been capitalizing the pro rata tax reimbursement it expects to pay as part of the acquisition cost, the Investment Corporation has not recognized the pro rata tax reimbursement of municipal property taxes and city planning taxes for assets to be acquired in the fiscal period ending August 2008 (fifth fiscal period) as an expense for the fiscal period ending August 2008. The Investment Corporation has assumed that the pro rata tax reimbursement of municipal property taxes and city planning taxes for the concerned assets, which is to be capitalized as part of the acquisition cost, would be approximately ¥8 million. ・Repairs and maintenance expenses for the properties have been recorded as expenses for the amount expected to be necessary for each fiscal period. However, the Investment Corporation's actual repairs and maintenance expenses may significantly differ from the forecasted amounts for each fiscal period due to various reasons, including the occurrence of repairs and maintenance expenses due to damages to property arising from unexpected factors, the variance in the amount of such expenses depending on the fiscal period, as well as such expenses not accruing on a regular basis. ・The Investment Corporation has assumed that it would incur depreciation and amortization of approximately ¥973 million for the fiscal period ending August 2008 (fifth fiscal period), calculated based on a straight line depreciation method and taking into consideration ancillary expenses associated with acquisitions.
Non-Operating Expenses	・The Investment Corporation has assumed that it would incur non-operating expenses of approximately ¥1,529 million. ・The Investment Corporation has assumed that it would incur interest expense, etc. of approximately ¥1,471 million.
Loans	・As of February 28, 2008, the Investment Corporation borrowed approximately ¥122,500 million in total from qualified institutional investors (as defined in Article 2, Paragraph 3, Item 1 of the Financial

[ENGLISH TRANSLATION]

Item	Assumptions
	Instruments and Exchange Law of Japan; limited to financial instruments firms as defined in Article 39-32-3, Paragraph 2 of the Enforcement Ordinance of the Special Taxation Measures Law and firms defined in other Ministry of Finance Ordinances). The Investment Corporation has assumed its indebtedness to be ¥124,000 million in total, taking into account ¥1,500 million it will borrow on March 3, 2008 (announced in the "Notice of Borrowing," dated February 28, 2008) in addition to the amount borrowed as of February 28, 2008 as noted above. ・The Investment Corporation has assumed that the total amount of its indebtedness would not change through August 31, 2008 (end of the fifth fiscal period).
Distributions per Unit	・The Investment Corporation has assumed that it would make distributions (distributions per unit) in accordance with its distribution policy set forth in its articles of incorporation. ・The distributions (distributions per unit) may vary due to various factors such as changes in the portfolio composition, fluctuations in rental revenue due to tenant changes, incurrence of unexpected repairs and maintenance fees and other expenses, fluctuations in interest rates, and additional issuances of new investment units. ・The Investment Corporation has assumed that it would distribute all of its earnings as distributions (distributions per unit).
Distributions in Excess of Earnings per Unit	・The Investment Corporation currently does not expect to make any cash distributions in excess of retained earnings (distributions in excess of retained earnings per unit).
Other	・The Investment Corporation has assumed that there would be no changes to laws and regulations, the taxation system, accounting standards, listing rules, or the rules of the Investment Trusts Association, etc. that will affect the foregoing expected figures. ・The Investment Corporation has assumed that there would be no unforeseen material changes to general economic conditions or the real estate market, etc.

END